Exhibit 99.1

Wi-LAN Inc.

Annual Information Form

For the Year Ended December 31, 2015

February 8, 2016

Forward-Looking and Other Statements

All statements, other than statements of historical facts, included in this Annual Information Form regarding the strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of Wi-LAN Inc. (“WiLAN” or the “Company”) and its management are forward-looking statements. When used in this Annual Information Form, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. WiLAN cannot guarantee that the Company will actually achieve the plans, intentions or expectations disclosed in any of these forward-looking statements or statements of “belief” and undue reliance should not be placed on any such forward-looking statements or statements of “belief”.

All forward-looking statements and statements of “belief” contained in this Annual Information Form are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause WiLAN’s actual results to differ materially from those indicated or implied by forward-looking statements or statements of “belief”, including the factors discussed under the heading “Risk Factors” in this Annual Information Form and in other sections of this Annual Information Form. These factors and the other cautionary statements made in this Annual Information Form should be read as being applicable to all forward-looking statements and statements of “belief” wherever they appear in this Annual Information Form.

Any forward-looking statements and statements of “belief” represent the Company’s estimates as of the date of this Annual Information Form only and should not be relied upon as representing WiLAN’s estimates as of any subsequent date. The Company assumes no responsibility for the accuracy and completeness of any forward-looking statements and statements of “belief” and, except as required by law, WiLAN does not assume any obligation to update any forward-looking statements or statements of “belief”. The Company disclaims any intention or obligation to update or revise any forward-looking statements or statements of “belief”, whether as a result of new information, future events or otherwise.

General Matters

Market data and industry forecasts used in this Annual Information Form were obtained from various publicly available sources. Although WiLAN believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified.

“Wi-LAN” and “WiLAN” are the Company’s trade names and “Wi-LAN” is a registered trade-mark in Canada and the United States. This Annual Information Form also includes references to trade names and trade-marks of other companies, which trade names and trade-marks are the properties of their respective owners.

In this Annual Information Form, references to “Common Shares” relate to common shares in the capital of WiLAN and references to the “Board” relate to the Company’s Board of Directors.

Unless otherwise indicated, all financial information in this Annual Information Form is reported in United States dollars.

Glossary of Certain Terms

In addition to the terms defined in the body of this Annual Information Form, the following terms used in this Annual Information Form have the meanings set forth below unless otherwise specified.

“040 patent” means U.S. patent number 8,311,040.

“326 patent” means U.S. patent number 6,088,326.

“640 patent” means U.S. patent number 8,315,640.

“802 patent” means U.S. patent number RE37,802.

“Bluetooth” is a wireless protocol for exchanging data over short distances between fixed and mobile devices.

“CAFC” means the U.S. Court of Appeal for the Federal Circuit.

“CBCA” means the Canada Business Corporations Act.

“EDTX Court” means the U.S. District Court for the Eastern District of Texas.

“IEEE” means the Institute of Electrical and Electronics Engineers, Inc.

“LTE” stands for “Long Term Evolution” and represents a high performance air interface for cellular mobile communications systems designed to increase the capacity and speed of mobile telephone networks.

“NASDAQ” means the NASDAQ Global Select Market.

“Polaris” means Polaris Innovations Limited, a corporation existing under the laws of the Republic of Ireland and a wholly-owned subsidiary of the Company.

“RSUs” means restricted stock units granted by WiLAN.

“SDFL Court” means the U.S. District Court for the Southern District of Florida.

“SEC” means the U.S. Securities and Exchange Commission.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“USPTO” means the U.S. Patent and Trademark Office.

“V-Chip” is a technology that permits the blocking of television programs at a digital television receiver (such as a digital television, multi-media equipped personal computer or digital set-top box) by viewers based on ratings information carried on the digital television signal.

“Wi-Fi” is the underlying technology of wireless local area networks based on various IEEE 802.11 specifications.

“WiLAN Canada” means Wi-LAN Canada Inc., a corporation existing under the CBCA and a wholly owned subsidiary of the Company.

“WiLAN Hong Kong” means Wi-LAN International Hong Kong Inc., a corporation existing under the CBCA and a wholly owned subsidiary of the Company.

“WiLAN International” means Wi-LAN International Inc., a corporation existing under the CBCA and a wholly owned subsidiary of the Company.

“WiLAN Japan” means Wi-LAN International Japan Inc., a corporation existing under the CBCA and a wholly owned subsidiary of the Company.

“WiLAN Taiwan” means Wi-LAN International Taiwan Inc., a corporation existing under the CBCA and a wholly owned subsidiary of the Company.

“WiLAN Technologies” means Wi-LAN Technologies Inc., a corporation existing under the General Corporation Law of the State of Delaware and a wholly owned subsidiary of the Company.

“WiMAX” means “worldwide interoperability for microwave access”, a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications.

1.Corporate Structure

WiLAN was continued as a corporation under the CBCA on August 2, 2007 and was amalgamated with three of its wholly-owned subsidiaries, Wi-LAN V-Chip Corp., Wi-LAN Technologies Corporation and 7248091 Canada Inc. under the CBCA on October 1, 2009.

The Company was originally incorporated under the Business Corporations Act (Alberta) as 529144 Alberta Ltd. on May 14, 1992 and amended its articles of incorporation to change its name to “Wi-LAN Inc.” on October 29, 1992. On October 3, 1994, WiLAN amended its articles to remove the prohibition on inviting the public to subscribe for the Company’s securities and, on March 24, 1998, amended its articles to remove its remaining private company restrictions and to reorganize its share capital.

WiLAN has seven significant directly wholly-owned subsidiaries: Polaris, which is incorporated under the Companies Act of the Republic of Ireland; WiLAN Canada, WiLAN International, WiLAN Hong Kong, WiLAN Japan and WiLAN Taiwan, each of which is incorporated under the CBCA; and WiLAN Technologies, incorporated under the General Corporation Law of the State of Delaware. Although the Company has other indirect subsidiaries through which it conducts portions of its business, none of those subsidiaries, individually or collectively, either hold assets that exceed 10% of WiLAN’s consolidated assets for its 2015 fiscal year or have revenues that exceed 10% of the Company’s consolidated revenue for its 2015 fiscal year.

Unless otherwise indicated in this Annual Information Form, all references to “WiLAN” or the “Company” in this Annual Information Form include all of the subsidiaries of Wi-LAN Inc.

WiLAN’s head and registered office is located at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1, Canada; the Company’s US headquarters are located at 15090 Avenue of Science, Suite 103, San Diego, California, 92128, USA.

WiLAN maintains a website at www.wilan.com; the information on which website is not and should not be considered part of, or incorporated by reference into, this Annual Information Form.

2.General Development of the Business

Summary

WiLAN is a leading technology innovation and licensing company. Through internal research and development, acquisitions from third-parties and strategic partnerships with third-parties, the Company has acquired patents and patent applications in many different countries, which it has licensed to more than 320 companies in many technology markets around the world.

WiLAN was founded in 1992 as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented by the Company’s founding team and engineers led to the commercialization of advanced broadband wireless equipment almost 20 years ago.

Both directly and through its wholly-owned subsidiaries, WiLAN partners with third-party patent inventors and owners, both large and small, to unlock the value within their patents by securing licenses to these patents with infringers whom the third-party patent inventors and owners would otherwise be unable to license.

More than 320 companies have licensed various technologies licensed by WiLAN and its subsidiaries including Alcatel-Lucent USA Inc. (“Alcatel-Lucent”), AmTRAN Technology Co., Ltd., Atheros Communications, Inc. (“Atheros”), BlackBerry Limited (“BlackBerry”), Broadcom Corporation (“Broadcom”), Cisco Systems Inc. (“Cisco”), Dell Inc. (“Dell”), Fujitsu Microelectronics America, Inc. and its affiliates (“Fujitsu”), GLOBALFOUNDRIES Inc. (“GLOBALFOUNDRIES”), Hewlett-Packard Company (“Hewlett-Packard”), Infineon Technologies AG (“Infineon”), Intel Corporation (“Intel”), Kyocera Corporation (“Kyocera”), LG Electronics, Inc. (“LG”), Marvell Semiconductor, Inc. (“Marvell”), Mastercard Corporation (“Mastercard”), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Netflix, Inc. (“Netflix”), Nikon Corporation (“Nikon”), Novatel Wireless, Inc. (“Novatel”), Panasonic

Corporation (“Panasonic”), Samsung Electronics Co., Ltd. (“Samsung”), Sharp Corporation, Sierra Wireless America, Inc. (“Sierra Wireless”), Stryker Corporation (“Stryker”), Texas Instruments (“TI”) and Toshiba Corporation (“Toshiba”).

3 Year History: Fiscal 2013 (January 1, 2013 to December 31, 2013)

In its 2013 fiscal year WiLAN announced that it had entered into the following non-litigation related patent license agreements:

•	a multi-year digital TV and display running royalty license agreement with Kith Consumer Products Inc. announced on February 28, 2013;

•	a 5-year license related to Bluetooth and Wi-Fi standards with MediaTek Inc. announced on March 6, 2013;

•	a multi-year broad digital TV and display license with Panasonic announced on May 6, 2013;

•	a wireless patent license with Telrad Networks Inc. covering its worldwide sales of WiMAX and LTE telecommunications equipment announced on May 27, 2013;

•	a broad long-term license renewal to WiLAN’s patents for Samsung’s wireless mobile products and networking infrastructure equipment announced on June 20, 2013;

•	a multi-year, running royalty license to WiLAN’s wireless patent portfolio including Bluetooth, HSPA, LTE and Wi-Fi related technologies with Doro AB announced on June 24, 2013;

•	a multi-year wireless license with Unnecto announced on July 22, 2013; and

•	a 5-year, running royalty license with InfoSonics Corporation to WiLAN’s wireless patent portfolio including HSPA and WCDMA related technologies announced on November 25, 2013;

In its 2013 fiscal year WiLAN announced that it had entered into the following patent license agreements with defendants in its litigations:

•	an agreement with Dell providing Dell with a license to a subset of WiLAN’s wireless patents for certain wireless products announced on May 27, 2013;

•	an agreement with Alcatel-Lucent providing Alcatel-Lucent with a multi-year license to certain WiLAN patents related to wireless products announced on September 16, 2013;

•

a binding memorandum of understanding with HTC Corporation (“HTC”), pursuant to which HTC had agreed to enter into a multi-year license to certain WiLAN patents for mobile handsets and tablets sold in the U.S. announced on September 18, 2013, with a definitive agreement announced on November 6, 2013;

•	an agreement with BlackBerry, pursuant to which BlackBerry obtained a license to certain WiLAN patents being asserted in actions before the SDFL Court announced on October 9, 2013;

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a binding memorandum of understanding with Sierra Wireless, pursuant to which Sierra Wireless had agreed to enter into a multi-year license to WiLAN’s patent portfolio announced on October 10, 2013, with a definitive agreement announced on November 5, 2013;

•	an agreement with Hewlett-Packard providing Hewlett-Packard with a license to certain WiLAN patents related to certain Hewlett-Packard products announced on October 15, 2013;

•	an agreement with Novatel settling all litigation among the parties and providing Novatel with a license to certain WiLAN patents announced on October 15, 2013; and

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an agreement between WiLAN indirect subsidiary Treehouse Avatar Technologies and Turbine, Inc. related to avatar technologies, with respect to litigation between those entities announced on November 21, 2013.

In its 2013 fiscal year the Company announced the following litigation developments:

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the scheduling of a trial in WiLAN’s action against 11 major companies including Alcatel-Lucent, Ericsson Inc. (“Ericsson”), Sony Ericsson Mobile Communications (USA) Inc., HTC and LGE in the EDTX Court relating to the 326 patent and U.S. patent numbers 6,195,327, 6,222,819 and 6,381,211 (the “2010 Wireless Action”) for June, July or early fall 2013 announced on March 22, 2013;

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a claims construction order in the Company’s action against Apple Inc. (“Apple”), Alcatel-Lucent, Dell, Hewlett-Packard, HTC America, Inc., Kyocera International, Inc., Kyocera Communications, Inc., Novatel and Sierra Wireless in the EDTX Court (the “2011 Wireless Action”) announced on April 12, 2013;

•	the granting of the Company’s motion to keep an action before Florida’s state courts against Hon Hai Precision Industry Co. Ltd. (“Hon Hai”) announced on April 25, 2013;

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the filing of claims against Research In Motion Limited (now, Blackberry) and Research In Motion Corporation (now, Blackberry Corporation) (collectively, “RIM”) before the SDFL Court with respect to infringement of the Company’s U.S. patent number 8,274,991 by various RIM wireless communications products announced on May 8, 2013;

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the determination by a trial jury in the 2010 Wireless Action that the four patents in suit were not infringed by the defendants, Alcatel-Lucent, Ericsson, HTC and Sony Mobile Communications, and that certain claims in three of the four patents were invalid announced on July 15, 2013;

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the consolidation of the Company’s then existing actions before the SDFL Court against RIM into a single proceeding and issuance of a claims construction order in these consolidated matters announced on August 8, 2013;

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a claims construction order in WiLAN’s then existing action against Alcatel-Lucent before the SDFL Court which, the Company believed, provided a good basis to proceed with this matter announced on September 10, 2013; and

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after settling the 2011 Wireless Action with all other defendants, a trial jury in the 2011 Wireless Action had determined that Apple did not infringe the 802 patent and that two of the claims of the 802 patent had been held by the jury as being invalid announced on October 23, 2013.

On January 29, 2013, WiLAN announced that it would partner with British Telecommunications Plc (“BT”) to assist BT in licensing certain digital rights management related patents and other patents.

On February 13, 2013, the Company announced that it would partner with Espial Group Inc. (“Espial”) to assist Espial in licensing its portfolio of video-over-IP related patents.

On March 6, 2013, WiLAN announced that the Board had approved the adoption of a share repurchase program pursuant to which the Company expected to purchase up to a maximum of 10% of its outstanding Common Shares (or up to a maximum of 11,847,430 Common Shares) between March 11, 2013 and March 10, 2014 through a normal course issuer bid over the TSX.

On April 24, 2013, the Company announced that all of management’s nominees for election to the Board at WiLAN’s April 23, 2013 annual shareholders’ meeting had been elected as directors. The Company also announced that

PricewaterhouseCoopers LLP had been reappointed as WiLAN’s auditors and that the renewal of the Company’s share option plan had been approved by shareholders.

On June 11, 2013, WiLAN announced that it had acquired a portfolio of patents from Cypress Semiconductor Corporation related to phased loop technology used in a wide range of semiconductor products.

On October 24, 2013, the Company provided a financial update disclosing (each as more fully described and explained in the October 24, 2013 press release) that, among other things, the current approximate value of WiLAN’s license agreements signed since mid-2006 was between $725 million and $750 million, the Company’s currently expected revenues for the third and fourth quarters of fiscal 2013 was $20.7 million and between $26.0 and $28.0 million respectively, WiLAN’s currently expected revenues for fiscal 2013 as a whole was between $85 million and $87 million, the current approximate value of the Company’s consolidated revenues since mid-2006 was more than $400 million and the approximate value of the Company’s currently estimated backlog position was between $325 million and $350 million.

On October 30, 2013, WiLAN announced that the Board had initiated a process to explore and evaluate a broad range of potential strategic alternatives to enhance shareholder value, which might include changes to the Company’s dividend policy or other forms of return of capital to shareholders, the acquisition or disposition of assets, joint ventures, the sale of WiLAN, alternative operating models or continuing with the current business plan, among other potential alternatives. The Company also announced that there could be no assurance that this strategic review process would result in the completion of any transaction or other alternative, that no timetable had been set for the completion of the review process and that it did not intend to comment further regarding the process unless a specific transaction or other alternative was approved by the Board, the review process concluded or it otherwise determined that further disclosure was appropriate or required by law.

On November 26, 2013, the Company announced that it had acquired a portfolio of semiconductor patents from IXYS CH GmbH related to microcontroller technologies applicable to safety-critical applications used in the aerospace, medical, industrial and automotive markets, with a share of the revenue generating from licensing these patents to be paid to IXYS CH GmbH.

On December 16, 2013, WiLAN announced that it had entered into a patent assignment agreement with Panasonic pursuant to which Panasonic had agreed to assign to WiLAN indirect subsidiary Collabo Innovations, Inc. over 900 patents and applications in the field of semiconductor devices applicable to a wide range of products including CMOS image sensors, microcontrollers and semiconductors used in optical drives.

During fiscal 2013, WiLAN entered into new or renewed license agreements with 17 entities including Alcatel-Lucent, HTC, Novatel, Samsung and Sierra Wireless.

3 Year History: Fiscal 2014 (January 1, 2014 to December 31, 2014)

In its 2014 fiscal year, WiLAN announced that the Company or a WiLAN subsidiary had entered into the following patent license agreements or patent license agreement renewals:

•

an agreement with Toshiba to end pending litigation before the SDFL Court concerning certain television patents, as part of which agreement Toshiba received a license to certain WiLAN patents announced on January 9, 2014;

•	a license with a wireless carrier in the United States for certain patents related to wireless network management announced on April 2, 2014;

•	a multi-year running royalty license with Bluegrass Cellular applying to the management of wireless cellular phone services, including current generation LTE networks announced on June 3, 2014;

•	a license renewal with ARCHOS S.A. relating to a broad portfolio of wireless patents announced on June 10, 2014;

•	a license with Nokia Networks relating to a broad portfolio of wireless patents used in a range of wireless infrastructure products announced on July 7, 2014;

•	a multi-year license with Sony Corporation relating to WiLAN's portfolio of television technologies announced on July 10, 2014;

•	a license with Koninklijke Philips N.V. and Philips Electronics North America Corporation relating to networking capabilities of non-standard devices announced on July 23, 2014;

•	a license renewal with ATEN Technology, Inc. relating to certain wireless technologies announced on August 6, 2014;

•	a license renewal agreement with Aluratek, Inc. relating to certain wireless technologies announced on August 14, 2014;

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a license with Wincor Nixdorf International GmbH and Wincor Nixdorf Inc. relating to networking capabilities of non-standard devices granted by WiLAN subsidiary Open Network Solutions Inc. announced on September 15, 2014;

•	a license renewal with Grace Digital Inc. relating to certain wireless technologies announced on September 22, 2014;

•	a license renewal with Allied Telesis Inc. relating to certain wireless and wireline technologies announced on September 25, 2014;

•	a license with Asurion LLC relating to certain data device security technologies announced on September 29, 2014;

•	a license with Stryker relating to certain medical stent technology announced on September 29, 2014;

•	a license with Union Wireless relating to the management of wireless cellular phone services, including current generation LTE networks, announced on September 30, 2014;

•	a license with Mastercard relating to networking capabilities of non-standard devices announced on October 3, 2014;

•	a license with Nautilus Hyosung America Inc. relating to networking capabilities of non-standard devices announced on October 6, 2014;

•	a license renewal with Inscape Data Corporation relating to certain wireless technologies announced on October 14, 2014; and

•	a license with NEC Mobile Communications Ltd. relating to certain wireless technology patents used in a range of mobile handset products announced on November 10, 2014.

In its 2014 fiscal year, the Company announced the following litigation developments:

•	on February 24, 2014, WiLAN announced that Hon Hai and the Company had reached an agreement to dismiss all pending litigations between them;

•	on April 9, 2014, the Company announced that U.S. District Judge Rodney Gilstrap had ruled that claims 1 and 10 of the 802 patent were improperly invalidated by the jury in the 2011 Wireless Action;

•	on April 21, 2014, WiLAN announced that it has filed an appeal with the United States Court of Appeals for the Federal Circuit in the 2011 Wireless Action;

•

on August 1, 2014, the Company announced the CAFC had ruled in WiLAN’s favour concerning the proper interpretation of a contract entered into by the Company with Ericsson and Telefonaktiebolaget LM Ericsson; and

•

on October 1, 2014, WiLAN provided a litigation update announcing, amongst other things, that U.S. District Court Judge Dana M. Sabraw had issued a ruling granting Apple’s motion for summary judgment in the actions commenced by WiLAN claiming infringement of the 640 patent and the 040 patent.

In its 2014 fiscal year, WiLAN announced that the Company had entered into patent acquisition or patent partnership agreements relating to each of the following:

•	a patent portfolio relating to technology used in automotive headlights announced on April 1, 2014;
•	a patent portfolio relating to automotive diagnostic technology announced on April 10, 2014;

•	patented technologies involving the operation of irrigation control systems announced on April 16, 2014;

•	patented technology involving networking capabilities of non-standard devices announced on April 22, 2014;

•	a patent portfolio relating to medical stent technology announced on June 10, 2014;

•	a portfolio of patents used widely in electronic devices involving non-volatile memory announced on July 8, 2014;

•	more than 30 patents and applications related to orthopedic technologies from The Hospital for Special Surgery announced on August 14, 2014;

•	patents that relate to technology used in smart meters deployed in the energy market announced on September 16, 2014;

•	certain patents related to vending machine systems announced on October 20, 2014;

•	a portfolio of patents related to semiconductor packaging announced on October 29, 2014;

•	patents related to touch keypads used in consumer electronic devices announced on November 5, 2014;

•	patents related to lighting and building systems technologies announced on November 6, 2014;

•	patents relating to the control of LED lighting used in certain residential applications announced on November 13, 2014; and

•	a portfolio of patents related to power inverter technology announced on December 15, 2014.

On May 14, 2014, WiLAN announced that the Board had concluded its previously announced strategic review process. Following a comprehensive process involving financial advisor Canaccord Genuity, the Board determined that it was in the Company’s and its shareholders’ best interests to execute an updated business plan focused on business diversification, licensing partnerships, improved profitability and increasing the return of cash generated from operations to shareholders. WiLAN also announced that the Board had approved the entering into of a normal course issuer bid to repurchase for cancellation up to a maximum of 10% of the issued and outstanding Common Shares subject to the receipt of regulatory and other approvals.

On June 17, 2014, the Company announced that former Board member Mr. Paul Richman would be rejoining the Company in the capacity of Senior Advisor to the Board and management.

On June 19, 2014, WiLAN announced that all of management’s nominees listed in its May 19, 2014 management proxy circular had been elected as directors of the Company at WiLAN’s June 18, 2014 annual shareholders’ meeting. WiLAN also confirmed that shareholders had approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors, WiLAN’s new shareholder rights plan, a reduction to of the Company’s stated capital, certain amendments to WiLAN’s By-Law No.1 and the Company’s new By-Law No.2.

On October 8, 2014, the Company announced that a wholly-owned WiLAN subsidiary had entered into an agreement with RPX Corporation.

On November 3, 2014, WiLAN announced that it had moved its U.S. headquarters to San Diego, California from Ft. Lauderdale, Florida.

On December 1, 2014, the Company announced that it entered into a new multi-year licensing partnership agreement with SENSIO Technologies Inc. (“SENSIO”), building on their prior 2012 agreement, granting WiLAN all rights to license a number of additional SENSIO patents related to 3D technologies for digital displays including SENSIO S2D Switch technology and technology related to temporal interpolation.

During fiscal 2014, WiLAN entered into new or renewed license agreements with 29 entities including Aluratek Inc., ARCHOS S.A., Aten Technology Inc. and InFocus Corporation.

3 Year History: Fiscal 2015 and Recent Developments (January 1, 2015 to February 8, 2016)

Between January 1, 2015 and February 5, 2016, WiLAN announced that the Company or a WiLAN subsidiary had entered into the following patent license agreements or patent license agreement renewals:

•	a license renewal with InFocus Corporation relating to certain wireless technologies announced on January 5, 2015;

•	a license between the Company’s subsidiary Open Networks Solutions Inc. (“ONS”) and Hisense Company Limited relating to networking capabilities announced on January 6, 2015;

•	a license renewal with TRENDnet, Inc. announced on January 8, 2015;

•	a license between ONS and each of Brother Industries Ltd. and Brother International Corporation settling pending litigation announced on February 2, 2015;

•

a license between ONS and each of Yamaha Corporation and Yamaha Corporation of America, Inc. relating to certain technologies, including point of sale terminals, printers and smart TVs, to communicate on a network announced on February 11, 2015;

•	a license renewal with Firetide, Inc. relating to certain wireless technologies announced on February 12, 2015;

•	a license between the Company’s subsidiary MCU Clocking Solutions, Inc. and TI relating to microcontroller technology settling pending litigation announced on February 26, 2015;

•	a license between the Company’s subsidiary Back Bay Medical Inc. and each of EV3 Inc. and Covidien Holding Inc. settling pending litigation announced on March 2, 2015;

•	a license between the Company’s subsidiary PLL Technologies, Inc. and TI relating to phased locked loop technology settling pending litigation announced on March 12, 2015;

•	a license between the Company’s subsidiary Variable Lighting LLC (“Variable Lighting”) and Apex Chance Limited relating to LED lighting technology announced on April 13, 2015;

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a license between the Company’s subsidiary Smart Irrigation Solutions, Inc. and The Toro Company relating to irrigation control system technologies settling pending litigation announced on April 27, 2015;

•	a license renewal with Xirrus, Inc. relating to certain wireless technologies announced on April 27, 2015;

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a license between the Company’s subsidiary Collabo Innovations, Inc. (“Collabo”) and an un named party relating to semiconductor packaging technology settling pending litigation announced on May 1, 2015;

•	a license renewal with GammaTech Computer Corporation relating to certain wireless technologies announced on May 26, 2015;

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a license between the Company’s subsidiary Intuitive Building Controls, Inc. (“IBC”) and Acuity Brands, Inc. relating to network lighting controller technology settling pending litigation announced on June 25, 2015;

•	a license between Back Bay and each of Codman & Shurtleff, Inc. and Cordis Corporation settling pending litigation announced on July 6, 2015;

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a license between ONS and Lexmark International, Inc. relating to certain technologies, including point of sale terminals, printers and smart TVs, to communicate on a network announced on September 2, 2015;

•	a license between Collabo and STATS Chip PAC Ltd. relating to semiconductor packaging technology announced on September 9, 2015;

•	a license between the Company’s subsidiary Orthopedic Innovations Inc. (“Orthopedic Innovations”) and Smith & Nephew Inc. relating to certain orthopedic technologies announced on September 10, 2015;

•	a license between ONS and Xerox Corporation relating to certain technologies, including point of sale terminals, printers and smart TVs, to communicate on a network announced on September 14, 2015;

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a license between the Company’s subsidiary Advanced Microscopy Inc. (“Advanced Microscopy”) and Nikon relating to certain enhanced image processing technologies settling pending litigation announced on September 16, 2015;

•	a license between Advanced Microscopy and Olympus Corporation relating to certain enhanced image processing technologies settling pending litigation announced on September 22, 2015;

•	a license between Collabo and ON Semi relating to image sensing technology announced on October 1, 2015;

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a license between the Company’s subsidiary Mobile Data Off-Loading Inc. (“Mobile Data”) and MobileDemand LLC relating to technologies transferring communications between Wi-Fi and cellular wireless networks announced on October 5, 2015;

•	a license between Orthopedic Innovations and DJO Global, Inc. relating to certain orthopedic technologies settling pending litigation announced on October 6, 2015;

•	a license between Advanced Microscopy and Leica Microsystems, Inc. relating to certain enhanced image processing technologies settling pending litigation announced on November 9, 2015;

•	a license between Collabo and Powertech Technology Inc. relating to semiconductor packaging technology announced on November 30, 2015;

•	a license between the Company’s subsidiary SEQ VEND Technologies Inc. and Crane Co. relating to certain vending machine system technologies settling pending litigation announced on December 1, 2015;

•	a license between the Company and Vertu Corporation relating to certain wireless technologies announced on December 9, 2015;

•	a license between Advanced Microscopy and Keyence Corporation of America settling pending litigation announced on December 21, 2015;

•	a license between the Company and NEC Corporation relating to certain wireless technologies announced on December 22, 2015;

•	a license between the Company’s subsidiary Copy Protection LLC and Netflix settling pending litigation announced on December 23, 2015;

•	a license between the Company and Kyocera relating to certain wireless technologies settling pending litigation between the Company and certain Kyocera affiliates announced on December 29, 2015;

•	a license between Collabo and Toshiba relating to image sensing technology settling pending litigation announced on December 30, 2015;

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a license between the Company’s subsidiary Automation Middleware Solutions, Inc. (“AMS”) and Yokogawa Electric Corporation relating to industrial facility automation technologies announced on January 5, 2016;

•	a license between Advanced Microscopy and BioTek Instruments, Inc. relating to certain enhanced image processing technologies settling pending litigation announced on January 6, 2016;

•	a license between Polaris and GLOBALFOUNDRIES relating to foundry process technologies and application-specific integrated circuit technologies announced on January 11, 2016;

•	a license between Advanced Microscopy and FEI Company relating to certain enhanced image processing technologies settling pending litigation announced on January 13, 2016;

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a license between the Company’s subsidiary North Star Innovations, Inc. and GLOBALFOUNDRIES relating to foundry process technologies and application-specific integrated circuit technologies announced on January 19, 2016; and

•	a license between Advanced Microscopy and Thermo Fisher Scientific Inc. relating to certain enhanced image processing technologies settling pending litigation announced on January 25, 2016.

Between January 1, 2015 and February 5, 2016, WiLAN announced that the Company had entered into patent acquisition or patent partnership agreements relating to each of the following:

•	a portfolio of patents related to power management in semiconductor devices and systems announced on January 7, 2015;

•	a portfolio of patents related to peripheral connection technologies enabling connection, communication and power supply between consumer electronic devices announced on January 13, 2015;

•	a portfolio of patents related to enhanced image processing technologies announced on April 9, 2015;

•	a portfolio of patents related to technology that seamlessly transfers communications between Wi-Fi and cellular wireless systems announced on May 21, 2015;

•	a portfolio of patents related to the automation of industrial facilities including manufacturing plants and refineries announced on May 28, 2015;

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a portfolio of more than 7,000 patents and applications in technology areas including DRAM, FLASH memory, semiconductor processes, semiconductor manufacturing, lithography, packaging, semiconductor circuitry and memory interfaces having broad applicability to semiconductor products, originally owned by Qimonda AG from Infineon Technologies AG announced on June 2, 2015;

•	a portfolio of patents related to microphone technologies announced on June 10, 2015;

•	a portfolio of patents related to surgical ablation and irrigation systems announced on July 20, 2015; and

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a portfolio of more than 3,300 patents and applications in technology areas including processors, memory, semiconductor packaging, wireless and the “Internet of Things”, among others, from Freescale Semiconductor announced on November 4, 2015.

On February 17, 2015, WiLAN announced that ONS had resolved its then pending litigation with Diebold Incorporated.

On May 14, 2015, WiLAN announced that all of management’s nominees listed in its April 13, 2015 management proxy circular had been elected as directors of the Company at WiLAN’s May 13, 2015 annual shareholders’ meeting. WiLAN also confirmed that shareholders had approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors and the approval of a resolution to increase the number of Common Shares issuable pursuant to WiLAN’s employee stock purchase plan by 300,000 Common Shares.

On May 22, 2015, WiLAN announced that, in its litigation against Ericsson before the SDFL Court, Judge Donald M. Middlebrooks had granted Ericsson’s motion for summary judgment on the three patents at issue in this matter ruling that two of the patents were not infringed by Ericsson and that the other patent was invalid. Judge Middlebrooks agreed with WiLAN, however, that no “most favored licensee” provisions related to any of these patents. This matter has, since, been appealed to the CAFC.

On June 29, 2015, the Company announced that its President and Chief Executive Officer, James Skippen had advised the Board that he intended to retire from his positions with WiLAN within the next year.

On November 4, 2015, WiLAN announced a number of repositioning initiatives. Specifically, the Company announced that: Mr. Skippen would be postponing his previously announced retirement indefinitely; WiLAN would undergo a restructuring of approximately 30% of its workforce to reduce cash operating expenses by $8-10 million per year; the Company was reducing its annual dividend from CDN$0.21 to CDN$0.05 with future dividend payments being subject to the Board’s ongoing quarterly evaluation and approval; and that WiLAN’s current estimated revenue backlog position, being its estimate of revenue yet to be recorded from signed license agreements, was in a range of between $190.0 and $225.0 million.

During fiscal 2015 and to date in fiscal 2016, WiLAN has entered into new or renewed license agreements with close to 50 entities including GLOBALFOUNDRIES, Netflix, TI and Toshiba.

3. Description of the Business

Generally, in exchange for disclosing specific, novel and non-obvious inventions that meet applicable legal requirements in a particular country, a granted patent will provide its holder with time-limited, legally enforceable exclusive rights in that country to practice the inventions disclosed in the patent and to exclude others from practicing those inventions. If the inventions disclosed in the claims of a granted patent meet applicable legal validity and enforceability requirements and are important enough that a third-party wishes to practice those inventions or cannot conduct its business without practicing those inventions, the patent may be of great value to that third-party. Unfortunately, many third-parties are content to practice such inventions, thereby infringing the patent in which they are disclosed, without compensating its holder, believing the holder will not discover the infringement, will be unable to convince the third-party to pay any compensation, will be unable to prove infringement sufficiently to convince a court to force the third-party to pay appropriate compensation or, in the worst cases, will have one or more of their patents found invalid, unenforceable and/or not infringed.

If the infringer of patented inventions is willing to properly compensate the patent holder for its unauthorized use of these inventions, however, then the holder will typically grant the infringer permission (i.e. a license) to practice those inventions for a period of time (which may be for the life of the patent), free from the threat of legal action. Compensation for such a license may be a single amount (whether paid in a lump sum or over time) or may be based on future sales of products or services that rely on the patented inventions as they are sold over the duration of the license.

These are the areas in which WiLAN conducts its businesses.

During its entire corporate history, the Company has developed and patented inventions that have proven of great value to third-parties. In addition, WiLAN also has a history of acquiring patents that it believes hold great value from other inventors. WiLAN also works with patent inventors and owners to unlock the value trapped in patents that their inventors or their assignees were unable to obtain by developing and licensing their patents while sharing with those inventors and assignees both any revenues generated by these patents and much of the financial risk associated with licensing these patents.

In mid-2006, WiLAN re-focused its business on technology innovation and licensing. At that time, the Company owned approximately 20 patents including certain patents it believed could be used to license to third parties. In launching this new form of business, a key strategy was to strengthen WiLAN’s global patent portfolio to sustain long-term revenue opportunities and associated growth.

Over the past 10 years, the Company has grown from 1 employee in mid-2006 to 47 employees at December 31, 2015 (following the restructuring announced by WiLAN on November 4, 2015), increased its global patent portfolio from approximately 20 patents in two technology areas to close to 15,000 patents and patent applications worldwide in more than 50 technology areas, signed more than 320 licensees, and grown annual revenues from approximately $1.9 million in 2006 to over $102 million in 2015, representing a compound annual growth rate of over 56%.

Since 2006, WiLAN’s principal source of revenue has been from licensing the patents in its internally developed global patent portfolio, but the Company is also generating increasing revenue from licensing patents with respect to which it has partnered with third-parties. WiLAN may also, from time to time, sell patents if revenue from an outright sale of any patent appears to be greater than its licensing potential.

The Company plans to build upon its significant base of signed license agreements and increase its licensing opportunities by growing its patent offerings with a combination of patent acquisitions, licensing partnerships with patent owners and corporate mergers and acquisitions.

Historically, WiLAN held patents in relating to Wireless Access and Digital TV and Display technologies.

Technology areas generally included in WiLAN’s Wireless Access patents include 3G/4G, Wi-Fi and Bluetooth, as well as other technologies generally applicable to handheld devices or to infrastructure equipment necessary to operate wireless networks. WiLAN has generated licensing revenue from companies that sell products described as cellular handsets (such as smart phones) and infrastructure, tablets, laptop computers and Wi-Fi routers. In addition, the Company believes that it has identified a number of other potentially licensable products in markets adjacent to “pure” wireless markets.

WiLAN’s Digital TV and Display technology area originated with the acquisition of its V-Chip technology patents in July 2007 and has been augmented with acquisitions from several other sources including multimedia processing, display and touch screens and graphical user interfaces, all of which are potentially used in smart phones, digital televisions, “smart” televisions, tablet computers and laptop computers.

In addition to the Company’s historic patent licensing areas, WiLAN is focussing on entering into relationships with third-party inventors and patent owners to enforce their patents in exchange for sharing in both the reward and the risk in such enforcement. In these relationships, instead of paying significant amounts up front for the acquisition of patents, WiLAN acquires patents from their inventors or owners through a dedicated subsidiary in exchange for a percentage of the recoveries derived from enforcing those patents paid to the inventors or owners. The Company strives to conduct any litigation relating to these patents by way of contingency or “hybrid contingency” arrangements with appropriate legal counsel through which a significant portion of the costs of such counsel are contingent upon and tied to recovery made in any litigation involving the patents. Given the sharing of recoveries among WiLAN, the original inventor or owner of the patents and external legal counsel, the Company believes that these parties’ interests are aligned towards maximizing the recovery from enforcing these patents.

Current patent portfolios acquired by WiLAN through such relationships with third-party inventors and patent owners include patents relating to 3D television technologies, automotive headlight assemblies, phased loop technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, irrigation technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

The Company’s patent licensing has yielded strong results since mid-2006, having generated cumulative revenues to the end of 2015 of nearly two-thirds of a billion dollars. When approaching a potential licensee, WiLAN presents compelling reasons to enter into a license agreement with detailed infringement analysis along with a fair and reasonable license rate. In many circumstances, the Company also presents a potential licensee with an array of patents or patent families that may be applicable to the licensee’s business or products thus increasing the value in signing a license. WiLAN continues to consistently sign licenses every year and has entered into 6 renewal and 42 entirely new licenses in the last 13 months.

WiLAN’s license agreements generally take into consideration rights to license the patents covered and releases for past infringement. Related payments may be lump-sum, fixed-price with set payments made over a specified period of time or running royalty based depending on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees. Running royalty based licensees generally provide the Company with quarterly or semi-annual royalty reports which are typically received subsequent to the period in which the underlying sales occurred.

Consideration for license agreements is generally paid in cash, although WiLAN has accepted a combination of cash and in-kind patents in the past and may do so again in the future if any such patents fit the Company’s value proposition and strategic objectives. WiLAN recognizes revenue from these arrangements as amounts become due and collection is assured.

Royalty rates and the consideration for a license may vary significantly with different licensees because there are many factors that may make different rates and other terms appropriate. These include, without limitation: the clarity of the reads of patent claims on the prospective licensee’s products; the significance of the patented invention to the performance of such products; the strength of the patents generally; the profitability of the products in question; the propensity of the prospective licensee to resist taking a license or to litigate; the number of applicable patents; the volume of products that infringe; the geographies in which infringing products are manufactured and sold; the prospective licensee’s future sales plans; and the prospective licensee’s financial position.

Although WiLAN prefers to negotiate license agreements without litigation, the Company is prepared to take all necessary steps, including investing in litigation, to ensure it receives fair compensation for the use of its patented technologies. If litigation is initiated against a prospective licensee, WiLAN’s business approach seeks resolution of the litigation through the signing of a license agreement. Licensing discussions may be ongoing with a number of prospective licensees at any time and although the Company cannot anticipate how any litigation may affect ongoing discussions, WiLAN’s experience is that discussions will often continue through the litigation process and that some parties may be inclined to take licenses.

Notwithstanding WiLAN’s early success in many areas, the business and legal environment for patent licensing companies has become increasingly difficult during the past several years. In this more difficult licensing environment, the Company continues to adapt and evolve to achieve success; in particular, as announced on November 4, 2015, WiLAN has recently restructured its operations to focus its growth efforts on monetizing its existing global patent portfolio and acquiring additional high quality patents while reducing its workforce by approximately 30% and its annual expenses by up to $10 million. Despite the Company’s best efforts, however, it appears that the USPTO, U.S. courts and U.S. juries are becoming less willing to side with patent assertion companies in proceedings brought by or against technology manufacturers, which may lead to those manufacturers and other potential licensees delaying or resisting taking licenses to the Company’s patents or taking licenses on terms less favourable to WiLAN.

The Company’s employees have unique skill sets and proven abilities to conclude license agreements. This is important because the strength of asserted patents is only part of what is needed to derive substantial revenues from them; human expertise in the relevant markets, in patent portfolio development, and in patent licensing and litigation are as crucial as strong patents.

Based on the strength of WiLAN’s global patent portfolio, its licensing capability, human resources and fair business dealings, the Company believes that it is well known in the applicable industries and that companies will accept that licenses will be inevitable and will budget for them. WiLAN also believes that it remains well positioned to succeed because of its strong and growing global patent portfolio, professional and systematic approach to licensing, experienced management team, track record of signing license agreements, significant base of signed agreements and solid financial position.

WiLAN expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration for a license or as compensation for past infringement. It is important that prospective licensees know that, when necessary, WiLAN has sufficient funds to conduct protracted and multiple litigations, otherwise a party may be even more reluctant to take a license. In addition to any litigation commenced by the Company, one or more parties may file actions against WiLAN seeking declaratory judgments of non-infringement and/or invalidity against its patents and/or request re-examination or reviews of certain patents before the USPTO or other regulatory bodies.

In all of the Company’s licensing efforts, if litigation is required to protect and enforce its rights, WiLAN strives to litigate third-party infringement of patents using legal counsel based on either a “full” or “hybrid” contingency basis through which the Company shares the financial risks of such litigation with its legal counsel. While WiLAN traditionally sought to obtain 100% of the benefits of any patent litigation, it also bore 100% of the costs relating to that litigation. Where the Company retains litigation legal counsel on a “full” contingency basis, WiLAN pays no legal fees relating to such litigation, instead compensating counsel based on a portion of any actual recovery from the infringer(s) in that litigation, although the Company may bear the expense of third-parties and disbursements incurred related to that litigation. Where the Company retains litigation legal counsel on a “hybrid” contingency basis, WiLAN may agree to pay a set regular amount to counsel throughout the conduct of a litigation, often subject to a cap, which amount will be deducted against any ultimate recovery from the infringer(s) in that litigation, a portion of which will, otherwise, be paid to counsel as their fees.

On December 31, 2015, the Company’s fiscal year-end, WiLAN had approximately $94.6 million in cash, cash equivalents and short-term investments on hand. The Company believes this amount represents sufficient financial resources to fund operations for the foreseeable future based on its current plans. WiLAN believes it will remain in a position to fund ongoing operations from license revenues generated for the foreseeable future, although this is not assured.

Employees

At December 31, 2015 following the restructuring efforts announced on November 4, 2015, the Company had 47 employees. With respect to its staffing needs, the Company expects to manage its human resources and related expenses relative to its licensing opportunities, taking into account licensing results that are achieved and its financial resources.

Risk Factors

The following list of risk factors may not be exhaustive as WiLAN operates in a rapidly changing business and new risk factors emerge from time to time. The Company may not be able to predict any such new risk factors, nor can WiLAN assess the extent to which any risk factor or combination of risk factors may cause actual results to differ materially from those projected, may have a material adverse effect on its business or may cause the price of the Common Shares to decline. Any of the matters described under this “Risk Factors” heading could have a material adverse effect on the Company’s business, results of operations and financial condition, in which case, the trading price of the Common Shares could decline and a holder of Common Shares could lose all or a part of their investment. See also “Forward Looking and Other Statements”.

Risks Related to WiLAN’s Business

Certain of WiLAN’s patents may be found to be invalid, unenforceable and/or not infringed by any specific third-party.

There can be no certainty as to the validity and/or enforceability of any particular WiLAN patent, whether developed internally or acquired from a third-party, and, even if any such patent is valid and enforceable, whether any specific third-party infringes any such patent. Furthermore, even if any specific patent is valid, enforceable and infringed by a specific third-party, there can be no certainty as to whether the Company will be able to successfully license any such patent to that third-party at all or on terms favourable to WiLAN, or successfully litigate against that third-party, including collecting monetary damages.

WiLAN may be required to establish the enforceability of its patents in court to obtain material licensing revenues.

WiLAN has been and continues to be involved in a number of court actions against certain companies it considers to be infringing certain of its patents, has been forced to defend the validity of certain of its patents against challenges from certain of these companies and may be forced to do so again from time to time both in actions started by the Company or started by other parties. Challenges to WiLAN’s patents involve complex factual, technical and legal issues that may give rise to uncertainty as to the applicability, validity, scope and enforceability of a particular patent. Litigation can be costly and time-consuming, outcomes are uncertain and involvement in intellectual property litigation could result in significant expense and exposure to related patents, thereby potentially adversely affecting the licensing of any challenged patents and diverting management’s efforts, whether or not such litigation is ultimately resolved in the Company’s favour.

The failure by a court to confirm the applicability, enforceability and validity of any of WiLAN’s patents could materially adversely affect the Company. Prolonged litigation could also delay the receipt of licensing revenues by WiLAN and deplete the Company’s financial resources. It is difficult to predict the outcome of U.S. patent litigation, in part because, at the trial level, juries may find complex patented technologies difficult to understand properly and yet, United States constitutional law has been interpreted as vesting the decisions in such complex matters in juries with limited rights of recourse to appellate courts. As such, there can be no assurance that any of WiLAN’s patents will be determined to be infringed by any party or will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others.

In addition, the Company’s patent enforcement actions have historically been exclusively prosecuted in U.S. federal courts. These U.S. federal courts also hear criminal and other cases which may often take priority over patent enforcement actions. As a result, it is difficult to predict the length of time it may take to complete any particular U.S. enforcement action. Moreover, WiLAN’s management believes that there may be a trend in increasing numbers of U.S. civil lawsuits and criminal proceedings before U.S. federal judges and, as a result, the risk of delays in the Company’s patent enforcement actions may have a greater effect on WiLAN’s business in the future unless this trend changes.

Furthermore, appeals of patent enforcement litigation decisions are heard by the CAFC which has U.S. nationwide jurisdiction in a variety of subject areas, including international trade, government contracts, patents, trademarks, certain money claims against the U.S. government, federal personnel, veterans’ benefits and public safety officers’ benefits claims. As the CAFC has such a wide jurisdiction and it normally holds court sessions during the first week of each month, obtaining a date for a hearing may further delay the completion of a patent enforcement action. There can be no assurance that the CAFC will find in favour of WiLAN’s position in any appeal brought before them.

The Company generally expects to be involved in similar legal proceedings in the future, including proceedings to ensure proper and full payment of royalties by licensees under the terms of their license agreements or to otherwise protect WiLAN’s rights under those agreements.

These existing and any future legal actions may harm the Company or hinder its ability to enter into new license agreements. For example, they could cause an existing licensee to cease making payments or to challenge the validity and enforceability of WiLAN’s patents or the scope of their license agreements, and could significantly damage the Company’s relationship with any such licensee. Litigation could also severely disrupt or shut down the business operations of licensees, which in turn would significantly harm ongoing relations and cause the Company to lose royalty revenues. Litigation stemming from these or other disputes could also harm WiLAN’s relationships with other licensees or its ability to gain new licensees, who often postpone licensing decisions pending the outcome of the litigation or dispute.

Whether or not determined in WiLAN’s favour or ultimately settled, litigation diverts managerial, technical, legal and financial resources from the Company’s business operations. Furthermore, adverse decisions in any legal actions could limit the value of WiLAN’s patents or otherwise negatively impact the market price of the Common Shares or the value of the Company’s business and consolidated financial position, results of operations or cash flows.

Even if WiLAN prevails in its actions, significant contingencies may exist to their settlement and final resolution, including the scope of the liability of each party, the Company’s ability to enforce judgments against the parties, the ability and willingness of the parties to make any payments owed or agreed upon and the dismissal of the legal action by the relevant court, none of which are entirely within WiLAN’s control. Parties that may be obligated to pay royalties could also decide to alter their business, activities, sales of products or corporate structure, which could affect the Company’s ability to collect such royalties.

If WiLAN is unsuccessful in any patent infringement action, it is possible that a court could find that the Company has violated applicable laws, regulations or rules relating to certain aspects of litigation and issue monetary sanctions or award attorneys’ fees against WiLAN which could be material. In particular, recent case law from the Supreme Court of the United States has relaxed the standard for awarding attorneys’ fees to prevailing parties in patent litigation such that fees may be awarded in any case that “stands out from others with respect to the substantive strength of a party’s litigation position … or the unreasonable manner in which the case was litigated” (Octane Fitness, LLC v. Icon Health & Fitness, Inc., 134 S.CT. 1749 (2014)). WiLAN remains committed to conducting its business and litigation with the highest standards of professional conduct, but the Company cannot predict whether a court may determine otherwise and that, as a result, it must pay a defendant’s attorneys’ fees.

WiLAN cannot predict the outcome of any of its existing actions or the myriad of procedural and substantive motions associated with these actions. All of the foregoing could have a material adverse effect on WiLAN’s business, results of operations and financial condition.

Finding, retaining and appropriately compensating expert legal counsel to represent WiLAN in litigation matters can be complex and expensive.

Each patent litigation matter brought by or against WiLAN requires representation by the best possible legal counsel to protect and advance the Company’s rights. Depending on the identity of the counterparties in any litigation matter, WiLAN’s preferred legal counsel may have conflicts of interest in respect of one or more of those counterparties, precluding such legal counsel from acting against any such counterparties. The Company’s inability to retain its preferred legal counsel in any given litigation may result in delays, additional costs and unpredictable outcomes in any such litigation.

In addition, the cost of patent litigation in the United States continues to rise, in many cases faster than the size of related recoveries from infringers. Costs associated with patent legal proceedings are typically very high, often unpredictable and not entirely within WiLAN’s control. These costs may be materially higher than expected, which could adversely affect the Company’s operating results and lead to volatility in the market price of Common Shares. WiLAN strives to control patent litigation costs by entering into “full” and “hybrid” contingency fee arrangements with litigation legal counsel where appropriate, but cannot be assured that any particular legal counsel will be willing to represent the Company on any contingent basis or that any costs outside a contingent fee structure will not be significant. Any of the foregoing could have a material adverse effect on WiLAN’s business, results of operations and financial condition.

Certain of WiLAN’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents.

Requests for ex-parte re-examination and petitions for inter-partes review have been filed against certain of WiLAN’s patents in the USPTO with respect to certain key claims at issue in one or more of its litigation proceedings. Under a re-

examination or review proceeding, and upon completion of the proceeding, the USPTO may leave a patent in its present form or amend the scope of the patent by cancelling, amending or adding claims to the patent grant. Although the Company has responded to the USPTO’s actions in regard to each of these patents and has the right to appeal any adverse rulings, if any such adverse rulings are upheld on appeal and some or all of the claims of the key patents are cancelled, WiLAN’s business may be significantly harmed. In addition, defendants in the Company’s litigation proceedings may seek and may obtain orders to stay such litigations based upon the USPTO’s re-examination of WiLAN’s patent claims. U.S. courts and juries may make findings that are adverse to the Company’s interests or, curiously, even contrary to decisions of the USPTO because USPTO decisions are not binding on U.S. courts or juries. In fact, it is currently possible for a proceeding before the USPTO to entirely uphold the validity of a particular patent, while a contemporaneous proceeding before a U.S. court and jury may invalidate that same patent even when each of the USPTO and that court and jury have exactly the same information before them.

If there is an adverse ruling in any re-examination or review proceeding relating to the validity or enforceability of any of the Company’s key patents, or if the USPTO limits the scope of the claims of any of WiLAN’s key patents, the Company could be prevented from enforcing or earning future revenues from such key patents, and the likelihood that companies will take new licenses and that current licensees will continue to pay under their existing licenses could be significantly reduced. WiLAN cannot predict the outcome of any of these proceedings or the myriad procedural and substantive motions in these proceedings. Furthermore, regardless of the merits of any re-examination and/or review proceeding, the continued maintenance of these administrative proceedings may result in substantial legal expenses and could divert management’s time and attention away from other business operations.

Changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN.

The Company’s ability to earn licensing and other revenues is principally dependent on the strength of the rights conferred under applicable laws. Changes in patent or other applicable laws, regulations or rulings that impact the patent enforcement process or the rights of patent holders in Canada, the U.S. or elsewhere, or in the interpretation or application of those laws by courts or other administrative tribunals could materially adversely affect WiLAN’s business and financial condition. Limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increased difficulty obtaining injunctions, increased costs to resolve patent disputes, increased means for challenging patent validity through the USPTO and other similar developments could negatively affect the Company’s ability to assert its patent rights successfully, decrease the revenue associated with asserting or licensing WiLAN’s patent rights and increase the cost of bringing patent enforcement actions. Any of these events could result in a material adverse effect to the Company’s business, results of operations and financial condition.

As an example, the U.S. Leahy-Smith America Invents Act codifies significant changes to U.S. patent laws including, among other things, changing from a “first to invent” to a “first inventor to file” system, limiting how accused infringers may be joined together in a patent suit, replacing interference proceedings with derivation proceedings, creating procedures for the supplemental examination of patents, creating procedures for the inter-partes review of an issued patent and creating a post-grant review process to challenge the validity of issued patents. The effects of these changes on WiLAN’s global patent portfolio and business have yet to be fully realized because the USPTO is continuing to implement rules relating to these changes and the courts are just beginning to address certain provisions of the U.S. Leahy-Smith America Invents Act and have yet to address many other provisions. In addition, in recent years, U.S. courts have had varied interpretations of U.S. patent laws and regulations and, in particular, the U.S. Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past.

Some of these changes may not be advantageous to the Company and may make it more difficult to obtain adequate patent protection or to enforce its patent rights against third-parties’ unauthorized use of such patents rights without an adequate license or the payment of adequate royalties. These changes could increase the costs and uncertainties surrounding the prosecution of WiLAN’s patent applications and the enforcement or defense of its patent rights and could have a deleterious effect on the Company’s patent licensing efforts and, consequently, its business, results of operations and financial condition.

WiLAN’s industry is subject to increased regulatory scrutiny, political commentary and related proceedings.

The patent licensing industry of which WiLAN’s business is part has been subject to increased regulatory scrutiny in recent years, particularly in the United States.

For example, the Company understands that the U.S. Federal Trade Commission (the “FTC”) initiated a process in 2014 to solicit public comments on proposed information requests to “patent assertion entities” and other entities asserting patents in the wireless communications sector. Such FTC requests would be made under the FTC’s investigative powers under Section 6(b) of the U.S. Federal Trade Commission Act which, among other things, enables the FTC to conduct wide-ranging economic studies that do not have a specific law enforcement purpose. WiLAN understands that certain of its peers in the patent licensing industry have received and responded to such FTC requests and it is possible that WiLAN may be subject to such FTC requests. The Company expects that the results of the FTC’s study will be provided to the U.S. Congress and other U.S. governmental bodies such as the U.S. Department of Justice, who could take action, including the passing of new laws, based on the results of this study. Any such actions may require the Company to change its business practices in a materially adverse manner.

U.S. President Barack Obama’s executive branch of the United States federal government has also made public statements indicating an antipathy towards the pursuit of intellectual property rights that it views as being not “legitimate”. Despite the Company’s belief that its business and practices are entirely legitimate and ethical, follow all applicable laws and reward innovation, these views could manifest in changes to United States laws and regulations relating to patents that could materially and negatively impact the Company’s patent licensing activities, business and results.

Furthermore, the increased regulatory scrutiny of the patent licensing industry and comments by President Obama and other U.S. federal government officials may have an impact on the views of the USPTO, U.S. courts and U.S. juries which, regardless of any changes to United States patent laws and regulations, may impact decisions made by these bodies relating to WiLAN and participants in the U.S. patent licensing industry.

The generation of future V-Chip revenues and the likelihood of WiLAN signing additional V-Chip licenses could be negatively impacted by changes in government regulation. The failure of leading digital television manufacturers to adopt or to continue to use the Company’s patented V-Chip technologies or to adopt competing technologies may harm its business.

The success of WiLAN’s V-Chip technology is substantially dependent on the establishment and maintenance by the U.S. federal government of requirements mandating the adoption of rating systems compatible with the V-Chip technology and the encoding of such ratings in television signals and other broadcast mediums in the manner set out in the Company’s patented technology. The failure of the U.S. federal government to establish or maintain such requirements or any decision to significantly modify them may have a material adverse effect on WiLAN’s business, financial condition, liquidity and operating results.

Furthermore, there can be no assurance that digital television receivers that currently use the Company’s patented V-Chip technology will continue to do so, nor can there be any assurance that manufacturers of digital television receivers that use WiLAN’s patented technology will be successful in their markets in order to generate expected revenues. In addition, manufacturers may claim that they do not infringe WiLAN’s related patents and, consequently, refuse to enter into license agreements or pay royalties under signed agreements. If manufacturers do not adopt the Company’s patented V-Chip technologies, cease to use such technologies for any reason or stop paying for any reason, this could have a material adverse effect on WiLAN’s business, results of operations and financial condition. Furthermore, the Company expects that it will cease receiving any U.S. royalties under its V-Chip licenses upon the natural expiration of the U.S. patent underlying WiLAN’s V-Chip technology.

Licensing the Company’s patents can take an extremely long time and may be subject to variable cycles.

Licensing WiLAN’s technologies to any given third party is a long and complex process, may require the work of many years and, ultimately, may not be successful. Management spends a substantial amount of time educating potential licensees about the Company’s technologies. Because the acquisition of a license to WiLAN’s technologies often represents a substantial investment, potential licensees may take a considerable period of time to evaluate the technologies, to determine the size of their exposure to the technologies, and to obtain the necessary expenditure authorizations and financing required to license the technologies. The process of entering into a license agreement typically involves lengthy negotiations and this process may be extended if the potential licensee is using or selling the Company’s technologies as part of a larger project or system.

The timing and amount of revenue recognized from each licensee depends upon a variety of factors including the specific terms of each license agreement and the nature of any deliverables and obligations. WiLAN recognizes revenue when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the relevant license agreement, including delivery and acceptance, amounts payable are fixed and determinable and collection is reasonably assured. Given the foregoing, there may be significant delays of weeks or months between when the Company enters into a license agreement and when any related revenues may be recognized.

Potential licensees do not generally voluntarily seek to enter into licenses to WiLAN’s patents before they commence manufacturing or selling devices that use the Company’s technologies. Negotiating license agreements with reluctant prospective licensees each requires significant time, effort and expense. Additional challenges may arise from time to time with respect to significant negotiating issues. Considering all such challenges, WiLAN cannot be sure that all prospective licensees will be identified or, if they are identified, can be persuaded to enter into a license agreement either at all or on terms that are acceptable to the Company.

In addition, WiLAN may spend a significant amount of time and money negotiating with a potential licensee that ultimately does not license its technologies. Any delay in licensing the Company’s technologies could cause its operating results to vary significantly from any projected results. Also, WiLAN may not be able to accurately predict sales by its licensees since they do not always provide information about the status of possible sales and other revenue opportunities with their customers. Sales of products by licensees also depend on the timing of the roll-out of their own products and systems. The Company has no control over the timing of licensees’ roll-outs, and may not be informed of when these roll-outs will occur. WiLAN has been, in the past, and may, in the future, be required to offer favourable terms to certain licensees. In certain cases, if future licensees are granted better terms than were granted to certain earlier licensees, the Company may be required to adjust such earlier licensees’ financial or other terms downwards. To date there have been no such circumstances, but there can be no guarantee that such a situation may not occur in the future.

Because of these factors, it is especially difficult to forecast WiLAN’s revenue and operating results. The Company’s inability to accurately predict the timing and magnitude of revenues could cause a number of problems, including: (i) expending significant management efforts and incurring substantial expenses in a particular period that do not translate into signed license agreements during that period or at all; and (ii) having difficulty meeting WiLAN’s cash flow requirements and obtaining credit because of delays in receiving payment for licenses. The challenges resulting from the lengthy and variable licensing cycle could impede WiLAN’s growth, harm its valuation and restrict its ability to take advantage of new opportunities.

The Company is reliant on licensees paying royalties under existing license agreements and on the additional licensing of its patents to generate future revenues and increased cash flows.

WiLAN is currently reliant on licensing its patents to generate revenues and cash flows. Although the Company has a number of existing licensing arrangements, there is no assurance that WiLAN will continue to receive material revenues from these license agreements or that the Company will enter into additional license agreements with any other licensees. If WiLAN fails to enter into additional licensing arrangements, the Company’s business, operational results and financial condition could be materially adversely affected.

In its running royalty license agreements, WiLAN relies on accurate reporting by its licensees to document its use of licensed technologies and payments of related royalties. Although the Company’s agreements generally provide rights to audit licensee’s reports, audits can be expensive, time consuming and, ultimately, contested by licensees, thereby reducing their value and cost effectiveness to WiLAN.

Delays in renewing or an inability to renew existing license agreements could cause revenue and cash flow to decline.

Many of WiLAN’s license agreements have fixed terms. Although the Company endeavors to renew license agreements with fixed terms prior to their expiration, many factors, including the technology and business needs and competitive positions of licensees and, at times, reluctance on the part of licensees to participate in renewal discussions, may result in WiLAN not being able to renegotiate license agreements on acceptable terms before the expiration of the original agreement, on acceptable terms after the expiration of the original agreement, or at all.

If there is a delay in renegotiating and renewing a license agreement prior to its expiration, there could be a gap in time during which the Company may not be able to recognize revenue from that licensee or may be forced to renegotiate and renew the license agreement on terms that are more favorable to that licensee and, as a result, revenue and cash flow could be materially adversely affected. In addition, if WiLAN fails to renegotiate and renew license agreements at all, it could lose existing licensees and revenue and cash flow could be materially adversely affected.

Royalty rates could decrease for future license agreements.

Royalty payments under future license agreements could be lower than anticipated. Certain licensees may demand that royalty rates be lower than historic rates. There is also increasing downward pricing pressure on many consumer electronics products, including cellular handsets, laptop and tablet computers and digital televisions that implement WiLAN’s patented inventions. In addition, a number of other companies also claim to hold patents that are essential with respect to products in the technology markets in which the Company holds patents. The increasing pricing pressure, as well as the number of patent holders seeking royalties on their technologies from WiLAN’s licensees and prospective licensees, could result in a decrease in the royalty rates for use of the Company’s patented inventions, which could have a material adverse effect on WiLAN’s business, results of operations and financial condition.

Reduced spending by consumers and businesses due to the uncertainty of economic and geopolitical conditions may negatively affect WiLAN.

Many of the Company’s licensees, prospective licensees and their respective customers are directly affected by economic and geopolitical conditions affecting the broader world markets. Current and future conditions in the domestic and global economies remain uncertain. A slowdown in spending by WiLAN’s licensees, prospective licensees and/or their respective customers, coupled with existing economic and geopolitical uncertainties globally and in the markets in which the Company operates, may create uncertainty for market demand and may affect the Company’s revenues. It is difficult to estimate the level of growth for the economy as a whole and even more difficult to estimate growth in various parts of the economy, including the markets in which WiLAN’s licensees and prospective licensees participate. Because all components of the Company’s budgeting and forecasting are dependent upon estimates of growth in the markets that WiLAN’s licensees and prospective licensees serve and demand for their respective products and services, economic uncertainties make it difficult to estimate future revenues and expenditures. Downturns in the economy or geopolitical uncertainties may cause end-users to reduce their budgets or reduce or cancel orders for products from the Company’s licensees which could have a material adverse impact on WiLAN’s business, operating results and financial condition.

Fluctuations in foreign exchange rates impact and may continue to impact WiLAN’s operating expenses, potentially adversely affecting financial results.

The Company’s functional currency is the U.S. dollar and WiLAN reports its financial performance in U.S. dollars. The Company’s operating results are subject to changes in the exchange rate of the U.S. dollar relative to the Canadian dollar. Any decrease in the value of the U.S. dollar relative to the Canadian dollar will have an unfavourable impact on Canadian denominated operating expenses. WiLAN may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. If the Company engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

WiLAN will need to acquire new patents to continue and grow its business.

All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In order to be successful in the long term, WiLAN will have to continue to acquire additional patents or acquire rights to license new patents, however, there can be no assurance that the Company will be able to do so. If WiLAN fails to acquire additional patents or to acquire rights to license new patents, the Company’s business, operational results and financial condition may be materially adversely affected.

The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption and fail to enhance shareholder value.

WiLAN continues to evaluate and may acquire businesses, technology and/or intellectual property, enter into joint ventures or other strategic transactions and purchase equity and debt securities in other entities, including minority equity interests and other securities in publicly-traded and privately-held companies. Such strategic investments may serve as consideration for a license in lieu of cash royalties. Most strategic investments entail a high degree of risk and may not become liquid for a significant time from the date of investment, if at all. Acquisitions or strategic investments may not generate financial returns or result in increased adoption or continued use of WiLAN’s patented technologies. In addition, other investments may not generate financial returns or may result in losses due to market volatility, the general level of interest rates and inflation expectations. The Company could make strategic investments in early-stage companies, which may require WiLAN to consolidate or record its share of the earnings or losses of those companies. The Company’s share of any such losses may adversely affect its financial results until WiLAN exits from or reduces its exposure to these investments, if ever.

Achieving the anticipated benefits of acquisitions depends in part upon the Company’s ability to integrate the acquired businesses in an efficient and effective manner. The integration of acquired companies or businesses may result in significant challenges, and WiLAN may be unable to accomplish the integration smoothly or successfully. The Company cannot provide any assurance that the integration of acquired businesses, technology and/or intellectual property with WiLAN’s business will result in the realization of the full benefits it anticipates to result from such acquisitions. The Company may not derive any commercial value from the acquired technology, products and intellectual property or from future technologies and products based on the acquired technology and/or intellectual property, and it may be subject to liabilities that are not covered by any indemnification protection WiLAN may obtain.

Diversification into new technology areas may result in additional cost, delay and complication in WiLAN’s licensing efforts.

As a result of WiLAN’s increasing number of relationships with third-party patent inventors and owners, the Company has acquired and plans to continue acquiring patent assets in technology areas that are new to WiLAN, thereby diversifying away from its historical and well-understood technology focuses. The Company’s operating subsidiaries have recently obtained rights to patents in such technology areas as 3D televisions, automotive headlight assemblies, phased loop technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, irrigation technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies. As a result, WiLAN may need to recruit internal and external subject matters experts in each of these new technology fields to assist in the monetization of such patents. Any such requirement may result in delays in monetizing such patents and/or incurring additional expense both to obtain such expertise and to monetize the relevant patents.

The Company may not be able to compete effectively against others to acquire patent assets. Any failure to compete effectively could harm WiLAN’s business and results of operations.

In the current intellectual property environment, the Company competes with numerous third-parties to acquire valuable patent assets. WiLAN’s competitors in the market for patent assets include both operating companies that practice the inventions claimed in such patents and other entities that seek to accumulate patent assets, patent licensing entities such as Acacia Research, Altitude Capital Partners, Conversant IP, Intellectual Ventures, IPValue and Marathon Group, and

patent-buying consortiums such as RPX Corporation and Allied Security Trust. Many of WiLAN’s current or potential patent acquisition competitors may have longer operating histories, greater name recognition and significantly greater financial resources than the Company. In addition, many of WiLAN’s patent acquisition competitors have complicated corporate structures that include a large number of subsidiaries, so it may be difficult or impossible to know who the ultimate parent entity is and how much capital the related entities have available to acquire patent assets. WiLAN also faces competition for patent assets from operating companies, including current or prospective licensees or defendants in the Company’s litigations that seek to acquire patent assets in connection with new or existing product and service offerings or for defensive tactics.

WiLAN expects to face more direct competition in the future from other established and emerging companies. Given the rapidly changing nature of the intellectual property industry, the Company has limited reliable insight into trends that may develop and affect its business and WiLAN may make errors in predicting and reacting to relevant business trends, making the Company unable to compete effectively against others.

WiLAN may not be able to maintain or improve its competitive position against its current or future competitors, and the Company’s failure to do so could seriously harm its business, results of operations and financial condition.

The Company’s acquisitions of patents and patent rights are time consuming, complex and costly, which could adversely affect its operating results.

WiLAN’s acquisitions of patents and patent rights are time consuming, complex and costly to consummate. The Company uses many different transaction structures in its acquisitions and the terms of the acquisition agreements are usually very heavily negotiated. Consequently, WiLAN often incurs significant operating expenses during acquisition negotiations even where the acquisition is ultimately not consummated. Even if the Company successfully acquires patents or patent rights, there is no guarantee that WiLAN will generate sufficient revenue related to those patents or rights to offset related acquisition costs, let alone result in a net profit.

Although the Company conducts time consuming and expensive due diligence on patents it proposes to acquire, WiLAN may acquire patents or patent rights that are ultimately determined not to have been owned by the seller from whom they were purchased, to be invalid, unenforceable or to not be infringed; the Company may be required to spend significant resources to defend any such patents and its interests in them and, if WiLAN is not successful, it could lose part or all of its investment in those patents. In addition to its own due diligence, in acquiring patents and patent rights, the Company often relies upon representations and warranties made by third parties which, if they have been made falsely or are simply inaccurate, may expose WiLAN to liabilities related to enforcing certain patents without material recourse to those third parties, which liabilities may have a material adverse effect on the Company’s operating results and financial condition.

The Company may occasionally identify patents that are available at a higher price than it is prepared to spend with its own capital resources or that may be infringed in a very small market. In these circumstances, WiLAN may structure a transaction in which it partners with third-parties to acquire those patents or rights to those patents. Any such structures may be quite complex and the Company may incur significant costs to organize and negotiate such a structured acquisition that does not ultimately result in an acquisition of any patents or rights to those patents, which costs could adversely affect WiLAN’s operating results.

WiLAN has made and may make (or attempt to make) future acquisitions of technologies or businesses which could materially adversely affect the Company.

WiLAN continually evaluates opportunities to acquire additional technologies or businesses. Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, some of which may occur even if the acquisition is ultimately not consummated, any of which could materially adversely affect the Company’s business, financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect WiLAN’s earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company’s operations and products, diversion of management’s resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company’s key employees. Furthermore, any such acquisitions may expose the Company to difficulties in maintaining controls, procedures and related policies during transition and integration processes relating to such acquisitions.

The Company’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

WiLAN’s revenue is difficult to forecast, is likely to fluctuate significantly and may not be indicative of its future performance from quarter to quarter. In addition, the Company’s operating results may not follow any past trends. The factors affecting WiLAN’s revenue and results, many of which are outside of its control, include:

•

competitive conditions in the Company’s industry, including strategic initiatives by WiLAN, its licensees or patent acquisition competitors, new products or services or the implementation and take-up of new standards or technologies, product or service announcements and changes in pricing policy by the Company or its licensees;

a.
•	market acceptance of WiLAN’s patented technologies;
b.
•	the timing of new license agreements and the Company’s ability to sign license agreements in general;
c.
•	the discretionary nature of purchase and budget cycles of WiLAN’s licensees’ customers and changes in their budgets for, and timing of, purchases;
d.
•

strategic decisions by the Company or its licensees or prospective licensees, such as mergers, acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

e.
•

general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe WiLAN’s patented technologies or otherwise affecting the capital investment levels of the Company’s current and prospective licensees;

f.
•	timing of product development and new product and technology initiatives; and
g.
•	the length and variability of the licensing cycles for WiLAN’s patented technologies.

Because the Company’s quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause WiLAN to plan or budget inaccurately, and those variations could adversely affect its financial results. Delays or reductions in the amounts of royalty payments would adversely affect the Company’s business, results of operations and financial condition.

WiLAN may require additional investment to translate its intellectual property position into sustainable profit in the market.

WiLAN’s future growth depends on its ability to make the expenditures necessary to develop, market and license its patents and, if necessary, to enforce its patents. There can be no assurance that the Company will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of WiLAN’s plans for developing and licensing its patents or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Company.

There can be no assurance as to the payment of future dividends.

On June 3, 2009, WiLAN announced that the Board had declared a cash dividend of CDN$0.0125 per Common Share payable on August 5, 2009 to holders of record of Common Shares at the close of business on June 29, 2009. Similar dividends have been declared by the Board and paid each fiscal quarter since that date with the most recent such dividend declared in the amount of CDN$0.0125 per Common Share on February 3, 2016 and payable on April 6, 2016 to holders of record of Common Shares at the close of business on March 22, 2016.

The Company’s most recently declared dividend reflects the Board’s decision announced on November 4, 2015 to reduce its annual dividend and focus WiLAN’s cash resources on monetizing its existing patents and acquiring other high quality patents to grow its business. Future dividend payments will be subject to an ongoing evaluation and approval by the Board on a quarterly basis. The decision as to the amount and timing of future dividends paid by WiLAN, if any, will be made by the Board in light of the Company’s financial condition, capital requirements and growth plans, as well as other factors the Board may deem relevant, and there can be no assurance as to whether any such future dividends will be declared or, if declared, as to the amount and timing of the payment of any such future dividends.

WiLAN’s ability to recruit and retain management and other qualified personnel is crucial to its ability to develop, market and license its patented technologies.

The Company depends on the services of its key technical, licensing and management personnel. The loss of any of these key persons could have a material adverse effect on WiLAN’s business, results of operations and financial condition. The Company’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, licensing and management personnel. Competition for such personnel can be intense and WiLAN cannot provide assurance that it will be able to attract or retain highly qualified personnel in the future.

Stock options can comprise an important component of the Company’s compensation of key employees, and if the market price of the Common Shares declines, it may be difficult to recruit and retain such individuals due to the related decline in value of any options to purchase Common Shares. In addition, pursuant to the rules of the TSX, WiLAN’s unallocated options require periodic approval from shareholders in order to continue to be available for grant under its Share Option Plan. TSX rules and/or the size of the Company’s option pool may limit its ability to use equity incentives as a means to recruit and retain key employees.

Another important component of WiLAN’s compensation of its key employees is RSUs, which are rights granted to employees and Board members that, upon vesting over 3 years, pay out the cash market value of Common Shares equal to the number of vested RSUs on the date of vesting. Because the value of RSUs is tied to the market price of Common Shares, as the market price of Common Shares declines, RSUs hold less and less value. Consequently, the attractiveness of RSUs to current or prospective employees may also be significantly reduced if the market price of Common Shares declines.

WiLAN’s inability to attract and retain the necessary technical, licensing and management personnel may adversely affect its future growth and profitability. It may be necessary for the Company to increase the level of compensation paid to existing or new employees to a degree that its operating expenses could be materially increased. WiLAN does not currently maintain corporate life insurance policies on key employees.

The Company’s business could be negatively affected as a result of actions of activist shareholders.

Publicly-traded companies have increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. WiLAN could be subject to such shareholder activity or demands. Given the challenges the Company has encountered in its business in the past few years, recent changes to WiLAN’s governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes, or acquire control over the Company. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, disrupt WiLAN’s operations and would divert the attention of the Board and senior management from the pursuit of its business strategies, which could adversely affect the Company’s results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine WiLAN’s ability to effectively implement its plans. Perceived uncertainties as to the Company’s future direction as a result of shareholder activism could also result in the loss of potential business opportunities as prospective licensees may refrain from taking licenses until any uncertainty is fully resolved, and may make it more difficult to attract and retain qualified personnel and business partners, to WiLAN’s detriment.

Risks Related to the Ownership of Common Shares

The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations.

The Common Shares are listed on both the TSX and the NASDAQ. The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of the Common Shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire Common Shares.

The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including:

•	low trading volumes;
h.
•	the actual value of agreements entered into by WiLAN in any given period and the specific terms and conditions of those agreements;
i.
•	actual or anticipated fluctuations in WiLAN’s results of operations;
j.
•	changes in estimates of the Company’s future results of operations by WiLAN or by securities analysts;
k.
•	announcement of litigation results, technological innovations or new products or services by licensees;
l.
•	changes affecting the industries to which the Company’s patented technologies apply; and
m.
•	other events and factors, including but not limited to the risk factors identified in this Annual Information Form.

In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and NASDAQ may result in different prevailing trading prices between these stock exchanges.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. WiLAN may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources, which could adversely affect the Company’s business. Any adverse determination in litigation against WiLAN could also subject it to significant liabilities.

As a foreign private issuer, WiLAN is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Company’s shareholders.

WiLAN is a “foreign private issuer” under applicable U.S. federal securities laws and, consequently, is not required to comply with all periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, shareholders may not have the same information provided to shareholders of companies that are not foreign private issuers. For example, WiLAN does not file the same reports that a U.S. domestic issuer would file with the SEC, although it must file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers and directors are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, shareholders may not know on as timely a basis when WiLAN’s officers and directors purchase or sell their Common Shares and other securities, as the reporting deadlines under the corresponding Canadian insider reporting requirements may be different. In addition, as a foreign private issuer WiLAN is exempt from the proxy rules under the U.S. Exchange Act.

WiLAN may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company may lose its foreign private issuer status in the future if a majority of the Common Shares are held in the U.S. and WiLAN fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada. If WiLAN ceases to be a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, WiLAN may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on management.

Prior to listing on the NASDAQ on June 1, 2011, WiLAN was not subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on the Company’s management including, in particular, Section 404 of the U.S. Sarbanes-Oxley Act and the SEC rules and regulations implementing Section 404, to all of which WiLAN could be subject with respect to its 2016 fiscal year ending December 31, 2016 and to which the Company will be subject with respect to each year from its 2017 fiscal year onwards. If and when WiLAN is subject to these U.S. securities laws, the Company will require an annual evaluation of its internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide WiLAN with an attestation and an unqualified report as to the effectiveness of its internal controls, investors could lose confidence in the reliability of the Company’s financial statements, which could result in a decrease in the value of the Common Shares.

Failure to maintain an effective system of internal controls may result in WiLAN not being able to accurately report financial results or to prevent fraud.

The Company requires effective internal controls to provide reliable financial reporting and effectively prevent fraud. Any system of internal control over financial reporting, regardless of how well designed, operated and evaluated, can only provide reasonable, not absolute, assurance that its objectives have been, are being or will be met. WiLAN cannot be certain that material weaknesses or significant deficiencies in internal controls may not exist or be discovered now or in the future. Although unlikely, any such weaknesses or deficiencies could results in misstatements of the Company’s financial statements, an inability to file timely periodic reports, a decline in share price and investor confidence, or other material impacts to WiLAN’s business, reputation, results of operations, financial condition or liquidity.

WiLAN is an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012. The Company cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies could make the Common Shares less attractive as an investment.

The Company meets the definition of an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 and is permitted to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act when they apply to the Company. WiLAN cannot predict whether investors could find the Common Shares less attractive as an investment because it may rely on these exemptions. If certain investors find the Common Shares less attractive an investment as a result of the Company’s reliance on these exemptions, there could be a less active trading market for Common Shares and the market price of the Common Shares could decrease or be more volatile.

An investor may be unable to bring actions or enforce judgments against WiLAN and certain of its directors and officers.

Wi-LAN Inc. is incorporated under the laws of Canada and its principal executive offices are located in Canada. A majority of the Company’s directors and officers and its independent public accounting firm reside principally outside the U.S. and all or a substantial portion of WiLAN’s assets and the assets of these persons are located outside the U.S. Consequently, it may not be possible for an investor to effect service of process within the U.S. on WiLAN or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or other laws of the U.S. against WiLAN or those persons.

WiLAN’s actual financial results may vary from its publicly disclosed forecasts.

WiLAN’s actual financial results are likely to vary from any publicly disclosed forecasts and these variations could be material and adverse. The Company may periodically provide guidance on future financial results. These forecasts and guidance reflect numerous assumptions concerning expected performance, as well as other factors that are beyond WiLAN’s control and which may not turn out to be correct. Although the Company believes that the assumptions underlying any such guidance and other forward-looking statements are reasonable when they are made, actual results could be materially different. WiLAN’s financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors. See also “Forward Looking and Other Statements”.

If the Company’s actual results vary from any announced guidance, the price of the Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, WiLAN does not undertake to update any guidance or other forward-looking information it may provide, whether as a result of new information, future events or otherwise.

If at any time WiLAN is classified as a passive foreign investment company under U.S. tax laws, U.S. holders of Common Shares may be subject to adverse tax consequences.

A non-U.S. corporation would be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes, in any taxable year in which, after applying relevant “look-through” rules with respect to the income and assets of its subsidiaries, either at least 75% of the composition of its gross income is “passive income,” or on average at least 50% of the gross value of the composition of its assets is attributable to assets that produce passive income or are held for the production of passive income. Based on current operations and financial projections, WiLAN expects that it will not be a PFIC for U.S. federal income tax purposes for its 2015 fiscal year. Annual determinations, however, must be made as to whether the Company is a PFIC based on the types of income it earns and the types and value of its assets from time to time, all of which are subject to change. WiLAN cannot, therefore, provide any assurance that it will not be a PFIC for its current taxable year or any future taxable year. If the Company were to be treated as a PFIC for any taxable year, certain adverse U.S. federal income tax consequences could apply to U.S. holders of Common Shares.

U.S. holders of Common Shares are urged to consult their tax advisors with respect to the U.S. federal, state and local tax consequences of the acquisition, ownership, and disposition of their Common Shares if WiLAN is a PFIC in any taxable year as may be applicable to their particular circumstances.

The acquisition of, investment in and disposition of Common Shares has tax consequences.

Prospective investors should be aware that the acquisition, holding and/or disposition of Common Shares has tax consequences both in the U.S. and Canada that are not described in this Annual Information Form. Holders of Common Shares should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of Common Shares as may be applicable to their particular circumstances.

Substantial future sales of Common Shares by existing shareholders, or the perception that such sales may occur, could cause the market price of the Common Shares to decline, even if WiLAN’s business is doing well.

If WiLAN’s existing shareholders, including its directors and executive officers, sell substantial amounts of Common Shares in the public market, or are perceived by the public market as intending to sell substantial amounts of Common Shares, the trading price of the Common Shares could decline. At December 31, 2015, 120,842,448 Common Shares were outstanding, all of which are freely tradable, without restriction, in the public market, subject to blackout periods and applicable laws relating to insider trading, of which approximately 3,217,981 Common Shares were held by WiLAN’s directors and executive officers.

In addition, fully vested options to purchase up to approximately 4,472,426 Common Shares were held by the Company’s directors and executive officers at December 31, 2015, and additional options to purchase Common Shares continue to vest in accordance with the terms of those options. It must be noted, however, that all such vested options had exercises prices significantly higher than the market price of the Common Shares on December 31, 2015. Any Common Shares

issued upon the exercise of such options would be freely tradable upon issue, without restriction, in the public market, subject to blackout periods and applicable laws relating to insider trading.

If any of these Common Shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the Common Shares could decline.

WiLAN may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to the Company.

WiLAN may need to raise additional funds through public or private debt or equity financings to:

•	fund ongoing operations;
n.
•	take advantage of opportunities, including more rapid expansion of its business or the acquisition of complementary products, technologies or businesses;
o.
•	develop new products or services; or
p.
•	respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of each shareholder in the Common Shares and such dilution may be significant. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of its business. Furthermore, additional financing may not be available on terms favourable to WiLAN, or at all. A failure to obtain additional financing could prevent the Company from making expenditures that may be required to grow or maintain its operations.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of Wi-LAN Inc. by a non-Canadian to government review if the value of the Company’s assets as calculated pursuant to the legislation exceeds a certain threshold amount. A reviewable acquisition may not proceed unless the relevant minister of Canada’s federal government is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

WiLAN’s authorized capital permits its directors to issue preferred shares which may prevent a takeover by a third-party.

The Company’s authorized share capital consists of an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding. The Board has the authority to issue preferred shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. WiLAN’s ability to issue preferred shares could make it more difficult for a third-party to acquire a majority of the outstanding Common Shares, the effect of which may be to deprive the Company’s shareholders of a control premium that might otherwise be realized in connection with an acquisition.

4.Dividends

During WiLAN’s past three fiscal years, the Board has declared the following dividends on the Common Shares:

Dividend Declaration Date	Dividend Record Date	Dividend Payment Date	Dividend per Common Share
November 5, 2012	December 14, 2012	January 7, 2013	CDN$0.035
March 5, 2013	March 22, 2013	April 5, 2013	CDN$0.04
May 7, 2013	June 14, 2013	July 5, 2013	CDN$0.04
August 7, 21013	September 13, 2013	October 4, 2013	CDN$0.04
November 5, 2013	December 13, 2013	January 6, 2014	CDN$0.04
January 29, 2014	March 21, 2014	April 4, 2014	CDN$0.04
April 30, 2014	June 13, 2014	July 3, 2014	CDN$0.04
July 30, 2014	September 12, 2014	October 3, 2014	CDN$0.05
October 29, 2014	December 12, 2014	January 7, 2015	CDN$0.05
January 28, 2015	March 23, 2015	April 7, 2015	CDN$0.0525
April 28, 2015	June 12, 2015	July 3, 2015	CDN$0.0525
July 28, 2015	September 18, 2015	October 6, 2015	CDN$0.0525
November 3, 2015	December 15, 2015	January 6, 2016	CDN$0.0125
February 3, 2016	March 22, 2016	April 6, 2016	CDN$0.0125

Each of these dividends has been designated as an “eligible dividend” for the purposes of Canadian federal and provincial income tax laws. Until otherwise noted on WiLAN’s Internet website, any subsequent dividends paid by the Company will also be “eligible dividends”.

WiLAN intends to continue to declare quarterly dividends in line with its overall financial performance and cash flow generation, but there can be no assurance as to the amount or payment of such dividends in the future. The Company’s most recently declared dividend reflects the Board’s decision announced on November 4, 2015 to reduce its annual dividend and focus WiLAN’s cash resources on monetizing its existing patents and acquiring other high quality patents to grow its business. Decisions on dividend payments are made on a quarterly basis by the Board.

5.Capital Structure

WiLAN is authorized to issue an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding.

On December 31, 2015, there were 120,842,448 Common Shares issued and outstanding. In addition, at that date there were options outstanding to purchase up to 8,071,056 Common Shares and approximately 274,241 outstanding deferred stock units.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the special preferred shares and the preferred shares.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per share. Subject to the preferences accorded to holders of preferred shares and any other shares ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time. In the event of the liquidation, dissolution or winding-up of WiLAN, or any other distribution of assets among the Company’s shareholders for the purpose of winding-up its affairs (any such event, a “Distribution”), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any of WiLAN’s other shares ranking senior to the Common Shares from time to time with respect to payment on a Distribution, are entitled to share equally, share for share, in the Company’s remaining property.

Special Preferred Shares

The holders of WiLAN’s special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of the Company’s shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of WiLAN’s shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of CDN$3.50 per year. In the event of a Distribution, the holders of the special preferred shares are entitled to receive CDN$50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any of the Company’s other classes of shares, but shall not be entitled to share any further in the Distribution. The Board may, at its option, redeem all or any of the special preferred shares at any time for CDN$50.00 per share plus the amount of any declared but unpaid dividends. Each holder of special preferred shares may require WiLAN to redeem all or any of their shares at any time after April 28, 2000 for CDN$50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

The Company’s preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board. From time to time the Board may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferential to such series on a Distribution; the extent, if any, of further participation in a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of WiLAN, or any other Distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of the Company’s other shares ranking junior to the preferred shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any of WiLAN’s other shares ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Shareholder Rights Plan

On March 1, 2011, the Board adopted a shareholder rights plan (the “Rights Plan”) which was approved by the Company’s shareholders on April 27, 2011 and was re-approved by WiLAN’s shareholders on June 18, 2014. The term of the Rights Plan extends to the close of business on the date of WiLAN’s 2017 annual meeting of shareholders.

The Rights Plan is designed to ensure fair treatment for all shareholders if the Company is the subject of an unsolicited take-over bid, and to provide shareholders and the Board with adequate time to evaluate any bid for WiLAN and to take steps to maximize shareholder value in the event of any unsolicited take-over bid. The Company is not aware of any contemplated takeover bid. The terms of the Rights Plan are consistent with the terms of plans recently adopted by other Canadian public companies and with guidelines for such plans as published by shareholder rights advocate groups. The rights issued to shareholders under the Rights Plan may be exercised only when a person, including any related party, acquires or announces its intention to acquire more than 20% of the outstanding Common Shares without either complying with the “permitted bid” provisions of the Rights Plan or obtaining the approval of the Board. Should such an acquisition occur, each right would, upon exercise, effectively entitle a holder, other than the person pursuing the acquisition and related parties, to purchase Common Shares at a 50% discount to the market price of the Common Shares at that time. Under the Rights Plan, a permitted bid is a bid made to all shareholders and is open for acceptance for no less than 60 days. If more than 50% of the outstanding Common Shares, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may purchase and pay for the shares but must extend the bid for a further 10 days to allow the other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The Board will also have time to consider and pursue alternatives and to make recommendations to shareholders.

6.Market for Securities

Trading Price and Volume of Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “WIN”. The volume of trading and price range of the Common Shares for the periods indicated are set forth in the following table.

Month	Volume	High Trading Price	Low Trading Price
January 2015	6,688,902	CDN$3.99	CDN$3.37
February 2015	5,506,649	CDN$3.45	CDN$3.28
March 2015	5,601,728	CDN$3.33	CDN$2.97
April 2015	10,076,565	CDN$3.25	CDN$2.81
May 2015	9,571,742	CDN$2.98	CDN$2.34
June 2015	12,449,620	CDN$3.15	CDN$2.55
July 2015	5,004,680	CDN$2.92	CDN$2.43
August 2015	4,845,765	CDN$2.91	CDN$2.36
September 2015	6,040,862	CDN$2.74	CDN$2.33
October 2015	5,451,550	CDN$2.60	CDN$2.41
November 2015	21,090,124	CDN$2.50	CDN$1.30
December 2015	9,392,220	CDN$2.12	CDN$1.40

7.Directors and Officers

Directors

The following table sets forth the name, province and country of residence of each director of WiLAN, their position with the Company and the year in which they became a director of WiLAN. The term of office for each of the directors will expire at the time of the next annual shareholders’ meeting.

Name and Place of Residence	Position Held with WiLAN	First Year as a Director

Roxanne Anderson (1)(2) Ontario, Canada	Director	2015

Robert Bramson (2) Pennsylvania, USA	Director	2008

Dr. Michel Tewfik Fattouche (2) Alberta, Canada	Director	2006

John Kendall Gillberry (1)(3) Ontario, Canada	Director	2005

Ronald Laurie (3)(4) California, USA	Director	2015

W. Paul McCarten (3)(4) Ontario, Canada	Chairman of the Board	2010

Richard J. Shorkey (1)(4) Ontario, Canada	Director	2007

James Douglas Skippen Ontario, Canada	President, Chief Executive Officer & Chief Legal Officer	2006

Notes:

(1)	Audit Committee member
(2)	Governance Committee member
(3)	Nominating Committee member
(4)	Compensation Committee member

At December 31, 2015, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over approximately 3,217,981 Common Shares, which represented approximately 2.66% of the outstanding Common Shares at that date.

Except as disclosed below, each of WiLAN’s directors has been engaged for more than five years in their present principal occupation or in other capacities with the Company or organization (or predecessor thereof) in which they currently holds their principal occupation. The information provided below has been provided by the individuals themselves and has not been independently verified by WiLAN.

Roxanne Anderson: July 2012 to present – Chief Executive Officer of March Advisory Inc., an advisory company specializing in corporate transformation and turnaround mandates; September 1985 to July 2012 – various roles with PricewaterhouseCoopers LLP.

Robert Bramson: Since 1996, Partner, Bramson & Pressman, a technology licensing law firm.

Dr. Michel Tewfik Fattouche: July 1986 to present – Professor Electrical and Computer Engineering, University of Calgary.

John Kendall Gillberry: 1996 to present – Founder and President, Bayfield Capital Group, a corporate finance advisory firm focused on special situations; September 16, 2015 to present – Chief Executive Officer and Director of GuestLogix Inc., a global provider of ancillary-focused merchandising, payment and business intelligence technology to airlines and the passenger travel industry; February 2012 to December 2014 – Executive Vice-President and Chief Financial Officer of eSentire Inc., a multinational cyber security managed services corporation; May 2011 to February 2012 – Executive Vice-President & Chief Financial Officer of QHR Technologies Inc.; January 2010 to May 2012 – Chief Executive Officer of Utilitran Corporation.

Ronald Laurie: 2004 to present – Co-Founder and Managing Director of Inflexion Point Strategy, LLC, an intellectual property investment bank providing patent brokerage and intellectual property-driven merger and acquisition services to technology companies and institutional investors.

W. Paul McCarten: Retired as a Partner of Borden Ladner Gervais LLP, Barristers & Solicitors on December 31, 2011 after 30 years with that firm.

Richard J. Shorkey: Mr. Shorkey has provided part-time and interim chief financial officer services to several technology companies since September 2002.

James Douglas Skippen: June 2006 to present – President, Chief Executive Officer & Chief Legal Officer of WiLAN.

Executive Officers

The following table sets forth the name, province (or state) and country of residence and position with WiLAN of each person who is an executive officer as of the date hereof.

Name and Place of Residence	Office(s) with WiLAN

James Douglas Skippen Ontario, Canada	President, Chief Executive Officer & Chief Legal Officer

Michael Shaun McEwan Ontario, Canada	Chief Financial Officer

Michael Vladescu Ontario, Canada	Chief Operating Officer

Andrew Parolin Ontario, Canada	Senior Vice-President and Business Unit Leader

Marc Frechette California, USA	Vice-President & Business Unit Leader and Senior Patent Counsel

Prashant Watchmaker Ontario, Canada	Senior Vice-President, General Corporate Counsel & Corporate Secretary

Doug MacCrae Ontario, Canada	Vice-President, Finance

Ken Stanwood California, USA	Chief Technology Officer

Except as disclosed below, each of the Company’s executive officers has been engaged for more than five years in his present principal occupation or in other capacities with WiLAN or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided by the individuals themselves and has not been independently verified by the Company.

James Douglas Skippen: June 2006 to present – President, Chief Executive Officer & Chief Legal Officer.

Michael Shaun McEwan: February 2008 to present – Chief Financial Officer of WiLAN.

Michael Vladescu: March 2012 to present – Chief Operating Officer of WiLAN; October 1996 to March 2012 – a series of executive positions with MOSAID Technologies Incorporated, with the final position being Vice-President, Licensing and Intellectual Property.

Andrew Parolin: November, 2010 to present – Senior Vice-President, Licensing of the Company; November 2007 to November, 2010 – Vice-President, Wireless Technologies of WiLAN.

Marc J. Frechette: July 2013 to Present – Vice-President & Business Unit Leader and Senior Patent Counsel of WiLAN; October 2011 to April 2013 – Senior Vice President, Acacia Research Corporation; June 2007 to October 2011 – Vice President, Acacia Research Corporation; November 2006 to June 2007 – Director, Acacia Research Corporation.

Prashant Watchmaker: March 2015 to present – Senior Vice President, General Corporate Counsel & Corporate Secretary of WiLAN; October 2007 to March 2015 – Vice-President, Corporate Legal & Corporate Secretary of WiLAN.

Doug MacCrae: May 2009 to present – Vice-President, Finance of WiLAN.

Ken Stanwood: December 2015 to present – Chief Technology Officer of WiLAN; October 2010 to November 2015 – President, Wi-LAN Labs, Inc. (formerly Cygnus Broadband, Inc.).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, no director or executive officer of WiLAN and, to the knowledge of the Company, no shareholder holding a sufficient number of securities of WiLAN to materially affect its control is or was, in the 10 years preceding the date of this Annual Information Form, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the Company’s knowledge, Solutrea Corp. (formerly, Powerstar International Inc.) (“Solutrea”) is subject to cease trade orders made by the Alberta Securities Commission and the Ontario Securities Commission due to delays in filing certain financial statements. Mr. James Skippen was a member of the board of Solutrea from June 28 to December 31, 2007.

BreconRidge Manufacturing Solutions Limited, a private limited company incorporated under the laws of the United Kingdom and a wholly-owned subsidiary of BreconRidge Corporation, a private CBCA company (“BreconRidge”), was placed into voluntary liquidation and administration in November 2006 as part of a global restructuring of BreconRidge. Mr. Shaun McEwan was an employee of BreconRidge at this time and, in that capacity, served as one of BreconRidge’s nominee directors on the board of this wholly-owned subsidiary from August 21, 2001 to November 27, 2006.

The Company understands that MedcomSoft Inc. (“MedcomSoft”) filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008. Mr. John Gillberry was a member of the board of MedcomSoft from January 2, 2008 to November 1, 2008.

No director or executive officer of the Company and, to the knowledge of the Company, no shareholder holding a sufficient number of securities of WiLAN to materially affect its control, within the 10 years preceding the date of this Annual Information Form, has become bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.Audit Committee Information

Audit Committee Charter

The text of the Audit Committee’s Charter is attached at Appendix “A” to this Annual Information Form.

Composition

The current members of the Audit Committee are Roxanne Anderson, John Gillberry and Richard Shorkey (Chairman), each of whom is an “independent” director and each of whom is “financially literate” as such terms are defined in Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Education and Experience

Roxanne Anderson: Ms. Anderson holds B.Comm. and MBA degrees from McMaster University in Hamilton, Ontario, Canada and is a Chartered Professional Accountant with more than 25 years of industry experience principally with PricewaterhouseCoopers LLP where she held various roles including Managing Partner of the National Federal Government Service Practice and Managing Partner of the Ottawa, Canada office. She is a member of the Chartered Professional Accountants of Ontario and of CPA Canada. Ms. Anderson has been a member of the Board since May 13, 2015 and a member of the Audit Committee since June 24, 2015.

John Gillberry: Mr. Gillberry holds an MBA from the Ivey School of Business at the University of Western Ontario in London, Ontario, Canada. He is the Chief Executive Officer and a member of the Board of Directors of GuestLogix Inc., a global provider of ancillary-focused merchandising, payment and business intelligence technology to airlines and the passenger travel industry. Mr. Gillberry was the Chief Financial Officer and Chief Operating Officer of Coreworx Inc., an enterprise software development company, until its acquisition of Coreworx by Acorn Energy Inc. in July 2009. He has been a member of audit committees for private and public companies including serving as a board member and chair of the audit committee for Datawind Inc. and has been a financial consultant on corporate finance matters for several venture-backed businesses. Mr. Gillberry has been a member of the Board since May 2005 and has been a member of the WiLAN audit committee since fiscal 2005.

Richard Shorkey: Mr. Shorkey is a Chartered Professional Accountant with more than 30 years of industry experience holding senior financial and general management roles in a number of public and private companies. He is a member of the Chartered Professional Accountants of Ontario and of CPA Canada. Mr. Shorkey has been a member of the Board since March 22, 2007 and Chair of the Audit Committee since May 10, 2007.

Pre-approval of Non-audit Services

The following describes WiLAN’s policy relating to the engagement of the external auditors for the provision of non-audit services.

When requiring the use of accounting, taxation and other consulting services, the Company will not utilize the services of the current external auditor where the delivery of the service may create a potential or perceived conflict of interest. Consulting services which require subsequent external auditing cannot be performed by WiLAN’s auditors. For greater clarity, the following consulting services do not present a conflict of interest: advice relating to the accounting treatment of new accounting pronouncements or services ancillary to the audit; preparation of corporate tax returns; and advice on tax related matters.

Non-audit services to be provided by the external auditors must be pre-approved by the Audit Committee.

External Auditor Service Fees (1)

	Fiscal 2015	Fiscal 2014
Audit Fees (2)	$97	$194
Audit-related Fees (3)	37	43
Tax Fees (4)	-	-
All Other Fees (5)	8	9
Total Fees Billed	$142	$246

Notes:

(1)	All amounts (including in these notes) are in thousands of US dollars.

(2)

“Audit Fees” consist of the aggregate fees of PricewaterhouseCoopers LLP (“PwC”), WiLAN’s auditors, for professional services rendered by them for the audit of the Company’s annual financial statements, reading the Company’s MD&A, and related services that are normally provided by them in connection with statutory and regulatory filings or engagements.

(3)

“Audit-related Fees” consist of the aggregate fees billed by PwC for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of WiLAN’s financial statements and are not reported as Audit Fees. Professional services provided include review and “selected procedures” of quarterly financial statements and accounting advice on certain matters.

(4)

“Tax Fees” consist of the aggregate fees billed by PwC for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and review and filing of annual income tax returns.

(5)	“All Other Fees” consist of fees billed by PwC for products and services other than Audit Fees, Audit Related Fees and Tax Fees.

9.Legal Proceedings

In the normal course of WiLAN’s business, the Company is subject to various legal claims, as well as potential legal claims. While the results of litigation and claims cannot be predicted with certainty, WiLAN does not believe that any litigation to which the Company or its subsidiaries are party involves a claim for damages, exclusive of interest and costs, in excess of 10% of WiLAN’s consolidated assets, nor does the Company believe that any liability arising from any such litigation will have a material adverse effect on WiLAN’s consolidated financial position, results of operations or cash flows.

10.Interests in Material Transactions

No material transactions with the directors, senior officers, promoters or principal holders of WiLAN’s securities or any of their respective affiliates or associates have occurred in the last three completed fiscal years or the current fiscal year. All of the Company’s current executive officers were hired during the period from May 2006 through August 2013, and entered into employment agreements with WiLAN in the normal course of business.

11.Transfer Agent and Registrar

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario.

12.Material Contracts

WiLAN did not enter into any material contracts during its 2015 fiscal year other than in the ordinary course of its business and the Company is not currently party to any material contracts entered into in prior fiscal years that are still in effect other than in the ordinary course of its business.

13.Interests of Experts

The Company’s auditors are PricewaterhouseCoopers LLP (“PwC”), Chartered Accountants, 99 Bank Street, Suite 800, Ottawa, Ontario, K1P 1E4. PwC were appointed on October 25, 2006 following WiLAN’s move to Ottawa from Calgary. PwC has confirmed their independence in accordance with the Institute of Chartered Professional Accountants of Ontario.

14.Additional Information

Additional information with respect to WiLAN, including remuneration and indebtedness of directors and officers, principal holders of the Company’s securities and options to purchase securities is contained in the information circular in respect of the annual and special meeting of shareholders currently scheduled to be held on April 14, 2016 that will be delivered to shareholders in advance of that meeting. Additional financial information is provided in WiLAN’s fiscal 2015 audited financial statements and management’s discussion and analysis for its 2014 fiscal year. Additional information relating to the Company may be found on the SEDAR website at www.sedar.com.

Appendix “A” – Wi-LAN Inc. - Audit Committee Mandate

Wi-LAN Inc.

Audit Committee Mandate

Purpose

The Board of Directors (the “Board”) of Wi-LAN Inc. (“Wi-LAN”) has established the Audit Committee (the “Committee”) as a standing committee of the Board for the purposes of managing the relationship between Wi-LAN and its external auditors, overseeing the audit and financial reporting process, ensuring the adequacy and effectiveness of Wi-LAN’s internal controls and procedures for financial reporting and ensuring the adequacy and effectiveness of Wi-LAN’s risk management program. The Committee is hereby constituted with all the powers and duties conferred on it by the laws governing Wi-LAN and such powers and duties as may be conferred on it from time to time by resolution of the Board.

Member Qualifications, Appointment and Removal

The members of the Committee (the “Members”), and from among those Members, the Chairman of the Committee, shall be appointed annually by the Board. The Board shall appoint not less than three directors as Members.

The Committee and each Member must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies exercising control over Wi-LAN as may be in effect from time to time, including those of any stock exchange upon which Wi-LAN’s shares are listed. In general, no director who is an officer or employee of Wi-LAN (or any related entity of Wi-LAN) may be a Member and each Member must be free of any relationship with Wi-LAN that could or could be reasonably expected to, in the opinion of the Board, interfere with the exercise of that director’s independent judgment as a Member.

Subject to exceptions specified in National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators or any replacement or supplementary instrument or rule (the “National Rule”), all Members of the Committee must be “financially literate” (as that term is defined from time to time in the National Rule or, if it is not so defined, as that term is interpreted by the Board), which generally means that they must be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issue that can reasonably be expected to be raised by Wi-LAN’s financial statements. At least one Member must have a professional accounting certification (or equivalent) or comparable experience and background that results in that Member’s financial sophistication.

Any Member may be removed or replaced at any time by the Board as needed. A Member shall cease to be a Member upon ceasing to be a Wi-LAN director. The Board will fill vacancies on the Committee by the appointment of other qualified directors.

Duties and Responsibilities

In general, the Committee performs a number of roles including: (i) assisting directors to meet their financial oversight responsibilities; (ii) providing better communication between directors and Wi-LAN’s external auditors; (iii) enhancing the independence of the external auditor; (iv) increasing the credibility and objectivity of financial reports; and (v) strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. The Committee will have the specific duties and responsibilities set out below, as well as other such duties that are, in the opinion of the Board, in line with the purpose of the Committee as stated above.

Relationship with Auditors

The Committee is responsible for managing, on behalf of Wi-LAN’s shareholders, the relationship between Wi-LAN and its external auditors. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	recommend to the Board the external auditor to be nominated for the purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for Wi-LAN;

(b)	recommend to the Board the compensation of the external auditor;

(c)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Wi-LAN, including the resolution of disagreements between management and the external auditor regarding financial reporting;

q.
(d)

pre-approve all non-audit services to be provided to Wi-LAN or its subsidiaries by Wi-LAN’s external auditor, which pre-approval may be delegated to any Member, provided that any such delegated pre-approval is presented to the Committee at its first scheduled meeting following such pre-approval;

r.
(e)

establish procedures to monitor the independence of the external auditor and take necessary actions to eliminate all factors that might impair or be perceived to impair the independence of the external auditor;

(f)	annually require the external auditors to identify the relationships that may affect its independence;

(g)	establish procedures for review and approval of all audit and permitted non-audit services provided by external auditors; and

(h)	provide the external auditor with the opportunity to meet with the Committee or the Board without management present at each regularly scheduled meeting of the Committee or the Board.

Audit and Financial Reporting

The Committee is responsible for overseeing the audit and financial reporting process. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	review, establish and monitor each annual audit of the external auditor with a written audit plan, including scope, fees and schedule;

(b)	review with both management and the external auditor the appropriateness and acceptability of Wi-LAN’s critical accounting policies and any proposed changes thereto;

(c)

review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with Wi-LAN’s business, all alternative treatments of financial information with U.S. GAAP that have been discussed with management, the material assumptions made by management relating to them and their effect on Wi-LAN’s financial statements;

(d)	question management and the external auditor regarding financial reporting issues discussed during the fiscal period;

(e)	review any problems experienced by the external auditors in performing audits;

(f)	review and discuss the audited annual financial statements in conjunction with the external auditor and review with management all significant variances between comparative reporting periods;

(g)	review and discuss the external auditor’s report with the external auditor and management;

(h)

review all material written communications between the external auditor and management, including post audit or management letters containing recommendations of the external auditors, management’s response and follow up with respect to the identified weaknesses;

(i)	review with management and with the external auditors, as appropriate, Wi-LAN’s financial statements, MD&A and annual and interim profit or loss press releases prior to their public dissemination;

(j)

satisfy itself that adequate procedures are in place for the review of Wi-LAN’s public disclosure of financial information extracted or derived from Wi-LAN’s financial statements, other than the public dissemination referred to in (i) above, and periodically assess the adequacy of those procedures;

(k)	review with management Wi-LAN’s relationship with the regulators and the quality of its filings with the regulators; and

(l)	stay apprised of any current or anticipated litigation or legal activity that could have a material effect on Wi-LAN’s financial position.

Internal Controls and Procedures

Wi-LAN’s President & Chief Executive Officer and Chief Financial Officer are responsible for overseeing the design, implementation and on-going effectiveness of a system of disclosure controls and procedures and internal control over financial reporting (collectively, the “Internal Controls”). The Committee is responsible for ensuring that Wi-LAN’s President & Chief Executive Officer and Chief Financial Officer address these responsibilities, in furtherance of which, as delegated by the Board, the Committee shall:

(a)	monitor and review the Internal Controls;

(b)

establish procedures for: (i) the receipt, retention and treatment of complaints received by Wi-LAN regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by Wi-LAN employees of concerns regarding questionable accounting or auditing matters;

(c)	monitor compliance with Wi-LAN’s Whistleblower Protection Policy on Financial Matters and coordinate and review all investigations undertaken thereunder;

(d)	consult with the external auditor regarding the adequacy of the Internal Controls and review with the external auditor its report on the Internal Controls;

(e)	address, on a regular basis, any perceived shortcomings in the Internal Controls;

(f)	review the involvement of officers and directors in any matter related to business ethics or potential conflict of interest and advise the Board on the appropriate course of action;

(g)	review and approve Wi-LAN’s hiring policies regarding partners, employees and former partners and employees of Wi-LAN’s present and former external auditor;

(h)

prior to Wi-LAN entering into any Related Transaction (as defined below) other than any Related Transaction which has been reviewed and approved by the Compensation Committee of the Board, review the Related Transaction and recommend its approval or rejection by the Board. In this Mandate, a “Related Transaction” means a business transaction or contract between Wi-LAN and a party in which a Wi-LAN director or officer has a direct or indirect interest which could exist by virtue of any the following: (i) that party is the director or officer; (ii) the director or officer, or their relative or spouse, is on the board of directors or is an officer of that party; or (iii) the director or officer, or their relative or spouse, has a financial interest in that party;

(i)	annually, review any ongoing Related Transactions and report to the Board; and

(j)	obtain from management adequate assurances that all statutory payments and withholdings have been made.

Risk Management

The Committee is responsible for overseeing the process by which Wi-LAN assesses and manages risk. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	identify risks inherent in Wi-LAN’s business (“Risks”);

(b)	maintain policies and procedures that address the Risks on a reasonable, cost-effective basis;

(c)

in conjunction with management, review, on an annual basis, all aspects of Wi-LAN’s risk management program, including all significant policies and procedures relating to insurance coverage, foreign exchange exposures and investments (including Wi-LAN’s use of financial risk management instruments);

(d)	monitor compliance with environmental codes of conduct and legislation; and

(e)	monitor compliance with safety codes of conduct and legislation.

Other

In furtherance of its duties, the Committee shall:

(a)	meet regularly with management to discuss any areas of concern to the Committee or management;

(b)	consider whether the quality of employees involved in the audit and financial reporting process and the processes described herein meets an acceptable standard; and

(c)	annually review this Mandate and any other documents used by the Committee in fulfilling its responsibilities.

Meetings, Structure and Reporting

The Committee meets as required, but at least quarterly, typically on the day of the full Board to allow ample time for discussion. A majority of the Committee shall constitute a quorum. At all meetings of the Committee, every question shall be decided by a majority of the votes cast on the question. Attendance by Wi-LAN’s Chief Financial Officer at all Committee meetings is expected and attendance by Wi-LAN’s Vice-President, Finance or similar officer (when in place) and Wi-LAN’s President & Chief Executive Officer is desirable. Wi-LAN’s Corporate Secretary, or his or her designee, shall attend all Committee meetings for the purposes of recording minutes. The audit partner from Wi-LAN’s external auditor will be invited to meet with the Committee at least twice a year and may request a meeting with the Committee at any time. The Committee may exclude the external auditor and any or all of the above Wi-LAN officers from any part of its deliberations as and when it considers appropriate.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Chairman

The Chairman’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. More specifically, the Chairman shall:

(a)	chair meetings of the Committee;

(b)	in consultation with the Chairman of the Board, the Members and Wi-LAN’s Chief Financial Officer and Corporate Secretary, set the agendas for the meetings of the Committee;

(c)

in collaboration with the Chairman of the Board, Wi-LAN’s President & Chief Executive Officer, Chief Financial Officer and Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d)	assign work to Members;

(e)	act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee; and

(f)	provide leadership to the Committee with respect to its functions as described in this Mandate and as otherwise may be appropriate.

Authority

The Committee shall have unrestricted direct access to Wi-LAN’s external auditors, Wi-LAN personnel and documents and shall be provided with the resources necessary to carry out its duties. The Committee may, in its sole discretion and at Wi-LAN’s expense, retain and agree to compensate independent counsel or advisors to assist with the performance of its duties. The Committee may adopt policies and procedures for carrying out its responsibilities.